
06012617

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hong Kong Aircraft Engineering Co Ltd

*CURRENT ADDRESS

PROCESSED
APR 19 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3846 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 4/18/06


HAECO

STOCK CODE 股票編號: 0044

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED ANNUAL REPORT 2005

香港飛機工程有限公司二零零五年報告書

CONTENTS | 目錄

The world's first Boeing 747-400BCF at Xiamen. HAECO's subsidiary TAECO converted this Cathay Pacific aircraft from passenger to freighter for The Boeing Company.

全球首架波音747-400BCF型飛機攝於廈門。港機工程的附屬公司廈門太古飛機工程公司為波音飛機公司將這架國泰飛機由客機改裝為貨機。

FINANCIAL CALENDAR AND INFORMATION FOR INVESTORS | 財務日誌及投資者資訊

Financial Calendar 2006		二零零六年度財務日誌	
Annual Report sent to shareholders	7th April	年度報告書送交各股東	四月七日
Shares trade ex-dividend	27th April	股份除息交易	四月二十七日
Share registers closed	2nd –9th May	股票過戶手續暫停辦理	五月二日至九日
Annual General Meeting	9th May	股東週年大會	五月九日
Payment of 2005 final dividend	19th May	派付二零零五年度末期股息	五月十九日

Six months ending 30th June 2006		截至二零零六年六月三十日止六個月	
Interim results announcement	August	宣佈中期業績	八月
Interim dividend payable	September	派發中期股息	九月

Grateful thanks to the Employees' Welfare Society Photography Club for supplying some of the pictures in this annual report. 鳴謝員工福利會攝影組為本年度報告書提供部份圖片。

HIGHLIGHTS 摘要

	2005	2004	Change % 變幅 %	
(in HK$ Million)				*(港幣百萬元)*
Turnover	**3,121**	2,134	46.3	營業總額
Net operating profit	**508**	219	132.0	營業淨溢利
Share of after-tax results of jointly controlled companies				應佔共控公司除稅後業績
– Hong Kong Aero Engine Services Limited	**229**	157	45.9	– 香港航空發動機維修服務有限公司
– Other jointly controlled companies (note b)	**38**	99	-61.6	– 其他共控公司 (附註b)
Profit attributable to the Company's shareholders	**618**	438	41.4	公司股東應佔溢利
Net cash generated from operating activities	**843**	314	168.5	營運業務產生的現金淨額
Net cash inflow before financing activities	**575**	460	25.0	融資業務前的現金流入淨額
Total equity	**4,098**	3,604	13.7	權益總額
(number of shares in '000)				*(股份數目以千股計)*
Average number of shares in issue	**166,325**	166,325	–	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share attributable to the Company's shareholders (basic and diluted)	**3.72**	2.63	41.4	公司股東應佔每股盈利 (基本及攤薄)
Dividends per share	**1.60**	1.09	46.8	每股股息
Equity attributable to the Company's shareholders per share	**21.12**	18.69	13.0	公司股東應佔每股權益

Notes:
a. Additional financial information of the Group's principal subsidiary company and jointly controlled companies are presented on page 64 and page 52 respectively.
b. Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") has been accounted for as a subsidiary company since October 2004 after an acquisition of additional interest by the Group. It was accounted for as a jointly controlled company prior the acquisition.

附註：
a. 集團主要附屬公司及共控公司的附加財務資料分別於第六十四頁及第五十二頁列述。
b. 廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）自集團購入其額外股權後，由二零零四年十月起作為附屬公司入賬。在購入股權之前，該公司作為共控公司入賬。


STAECO

STAECO provides line and base maintenance to Shandong Airlines and specialises in performing heavy maintenance for B737 aircraft for other airlines. Its two hangars can fully dock five B737 aircraft.

山東太古飛機工程公司為山東航空公司提供外勤及基地維修服務，並專門為其他航空公司進行波音737型飛機大規模維修工程。該公司兩個機庫可容納五架全面配置檢修架的波音737型飛機。

JINAN 濟南

Jinan 濟南


HAECO

HAECO provides line maintenance for about 70 airlines at Hong Kong International Airport. It also performs heavy maintenance in a hangar which holds three wide-bodied aircraft fully docked with an additional two nose-in. Its second hangar will open at the end of 2006 and have capacity for two B747 and one aircraft of up to B787 size fully docked.

港機工程於香港國際機場為約七十家航空公司提供外勤維修服務。公司亦於一個可容納三架全面配置檢修架的廣體飛機以及另外兩架飛機機頭部分的機庫內，進行大型維修工程。公司第二個機庫將於二零零六年年底啟用，可容納兩架波音747型及一架體積達波音787型全面配置檢修架的飛機。

HONG KONG 香港

Hong Kong International Airport 香港國際機場


TAECO

TAECO has four hangars holding eight wide-bodied aircraft fully docked. It is building a fifth hangar which will hold two wide-bodied aircraft.

TAECO has approvals to handle a wide variety of aircraft types. It specialises in heavy maintenance on B747 aircraft including passenger to freighter conversions. It also provides line maintenance at a number of airports in China.

廈門太古飛機工程公司設有四個機庫，可容納八架全面配置檢修架的廣體飛機。該公司正興建第五個機庫，將可容納兩架廣體飛機。

廈門太古飛機工程公司獲認可處理多種型號的飛機。該公司專門進行波音747型飛機大規模維修工程，包括客機改裝貨機工程。亦於中國多個機場提供外勤維修服務。

Xiamen 廈門


HAESL
HAESL

HAESL overhauls Rolls-Royce Trent, 524 and 535 engines.

HAECO has a 7,000 square metre facility performing component overhaul and training.

香港航空發動機維修服務公司為勞斯萊斯特倫特524及535型號發動機進行大修工程。

港機工程設有面積達七千平方米的設施，作為部件大修及培訓用途。

Hong Kong Tseung Kwan O Industrial Estate 香港將軍澳工業村

TEN YEAR FINANCIAL SUMMARY | 十年財務概要

	1996	1997	1998	1999	2000
(in HK$ Million)					
Turnover	2,441	2,315	2,064	1,938	1,874
Net operating profit	573	323	117	–	262
Share of after-tax results of jointly controlled companies	(6)	40	43	61	134
Profit attributable to the Company's shareholders	495	320	146	59	400
Dividends	148	148	111	81	106
Net assets employed:					
Non-current assets	401	1,057	1,895	1,773	1,708
Net current assets	1,973	1,485	767	849	916
Less: non-current liabilities	–	–	(116)	(113)	(110)
	2,374	2,542	2,546	2,509	2,514
Financed by:					
Equity attributable to the Company's shareholders	2,369	2,537	2,541	2,504	2,509
Minority interests	5	5	5	5	5
	2,374	2,542	2,546	2,509	2,514
(in HK$)					
Results per share:					
Earnings attributable to the Company's shareholders	2.67	1.73	0.79	0.32	2.40
Dividends	0.80	0.60	0.44	0.57	0.61
Special dividend	–	–	–	–	–
Equity attributable to the Company's shareholders	12.79	13.70	13.72	13.53	15.02
Dividend cover – times	3.34	2.16	1.31	0.73	3.79
Number of staff:					
HAECO	4,864	4,587	4,339	3,561	3,460
TAECO	695	927	1,105	1,390	1,614
HAESL	–	571	523	558	621
Jointly controlled companies in which HAECO and TAECO own at least 20%	82	98	108	258	281
	5,641	6,183	6,075	5,767	5,976

Turnover
營業總額

☐ HAECO 港機工程
☐ TAECO 廈門太古飛機工程公司


3,500
3,000
2,500
2,000
1,500
1,000
500
0
96 97 98 99 00 01 02 03 04* 05*

(HK$M 港幣百萬元)

*TAECO became a subsidiary on 15th October 2004
廈門太古飛機工程公司已於二零零四年十月十五日成為附屬公司

Profit attributable to the Company's shareholders
公司股東應佔溢利


700
600
500
400
300
200
100
0
96 97 98 99 00 01 02 03 04 05

(HK$M 港幣百萬元)

2001	2002	2003	2004	**2005**	
					(港幣百萬元)
1,983	2,118	1,992	2,134	**3,121**	營業總額
127	276	104	219	**508**	營業淨溢利
197	227	263	256	**267**	應佔共控公司除税後業績
312	465	345	438	**618**	公司股東應佔溢利
108	539	306	181	**266**	股息
					所用資產淨值：
1,636	1,597	1,513	3,229	**3,495**	非流動資產
1,189	1,689	1,575	640	**922**	流動資產淨值
(107)	(104)	(100)	(265)	**(319)**	減：非流動負債
2,718	3,182	2,988	3,604	**4,098**	
					資本來源：
2,713	3,177	2,983	3,109	**3,512**	公司股東應佔權益
5	5	5	495	**586**	少數股東權益
2,718	3,182	2,988	3,604	**4,098**	
					(港元)
					每股業績：
1.87	2.80	2.07	2.63	**3.72**	公司股東應佔盈利
0.65	0.74	0.84	1.09	**1.60**	股息
–	2.50	1.00	–	**–**	特別股息
16.30	19.10	17.93	18.69	**21.12**	公司股東應佔權益
2.88	3.78	2.46	2.42	**2.32**	盈利對股息比率倍數
					員工數目：
3,445	3,399	3,297	3,343	**3,757**	港機工程
1,792	1,870	1,927	2,250	**2,945**	廈門太古飛機工程公司
668	683	678	689	**750**	香港航空發動機維修服務公司
316	362	499	599	**731**	港機工程及廈門太古飛機工程公司擁有至少二成權益的共控公司
6,221	6,314	6,401	6,881	**8,183**	

Earnings attributable to the Company's shareholders and dividends per share
公司股東應佔每股盈利及每股股息


Earnings 盈利
Dividends 股息
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
96 97 98 99 00 01 02 03 04 05

Number of staff
員工數目


HAECO 港機工程
HAESL 香港航空發動機維修服務公司
TAECO 廈門太古飛機工程公司
Others 其它
9,000
7,500
6,000
4,500
3,000
1,500
0
96 97 98 99 00 01 02 03 04 05



The first B747-400BCF Boeing Converted Freighter in TAECO's new hangar 4 at Xiamen.

首架波音747-400BCF型改裝貨機攝於廈門太古飛機工程公司於廈門新落成的第四個機庫。

RESULTS

All areas of the Group's activities experienced strong demand and produced improved results, leading to profit attributable to shareholders increasing by 41% to HK$618 million. The improvement in results reflects not only increased level of activity throughout the Group but also better margins due to high utilisation. Turnover at the Company's operations in Hong Kong grew by 12% and that of Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"), which had become a subsidiary in October 2004, increased by 19%. The turnover at Hong Kong Aero Engine Services Limited ("HAESL"), a jointly controlled company, was 18% higher.

Your Directors have recommended a final dividend for 2005 of HK$1.10 per share which, together with the interim dividend of HK$0.50 per share paid on 26th September 2005, results in a total distribution for the year of HK$1.60 per share, representing an increase of 47% over the total dividends declared for 2004.

INVESTMENTS

The Company is building a second hangar at Hong Kong International Airport which is expected to open at the end of 2006.

TAECO opened its fourth double-bay hangar at Xiamen airport in December 2005 and is constructing a fifth double-bay hangar to open in the third quarter of 2007.

STAFF

The strong result for the year reflects the excellent qualities and hard work of the staff of more than 8,000 whom the Group employs. On behalf of the shareholders, I should like to thank them for their continuing support.

業績

集團業務各範疇均有強大的需求，令業績進步，股東應佔溢利因而增加百分之四十一至港幣六億一千八百萬元。業績進步不單反映集團各方面的業務水平有所增長，邊際利潤亦因使用率高而提高。公司在香港的業務營業總額增長百分之十二，而於二零零四年十月成為附屬公司的廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）增加百分之十九，共控公司香港航空發動機維修服務有限公司（「香港航空發動機維修服務公司」）的營業總額則上升百分之十八。

董事局建議派發二零零五年度末期股息每股港幣1.10元，連同於二零零五年九月二十六日已派發的中期股息每股港幣0.50元，本年度共派息每股港幣1.60元，比二零零四年宣派的股息總額增加百分之四十七。

投資

公司正於香港國際機場興建第二個機庫，預期於二零零六年底啟用。

廈門太古飛機工程公司位於廈門機場的第四個雙機位機庫於二零零五年十二月啟用，第五個雙機位機庫正進行興建工程，將於二零零七年第三季啟用。

員工

本年度業績表現強勁，反映集團所僱用逾八千名員工質素卓越及辛勤努力。本人謹代表各股東衷心感謝他們一直以來的支持。



Adding wing tips to a Continental Airlines B737 at HAECO's Hong Kong hangar. This modification is done to improve fuel efficiency. HAECO substantially cut the ground time required to do this modification.

港機工程在香港的機庫為美國大陸航空的波音737型飛機加裝翼尖。
這項改裝工程可提高燃油效益。港機工程大大削減這項改裝工程所需的地面停留時間。

BOARD OF DIRECTORS

Mr. Chan Ping Kit, the Deputy Chairman and Chief Executive Officer, reached normal retirement age during the year and has contracted to work for the Company for a further three years.

OUTLOOK

Demand for the HAECO Group's services remains robust. Line maintenance at Hong Kong International Airport should benefit from additional movements and strong demand for heavy maintenance is expected. However, additional staff training and other costs will be incurred during 2006 in preparation for the opening of the second hangar shortly before the end of the year. TAECO is expected to grow significantly in step with the added use of its newly opened fourth hangar. HAESL has strong demand but was operating at full capacity during 2005 and thus has little room to grow. Overall the prospects for 2006 are good but improving on the excellent results achieved in 2005 will be a challenge.

David Turnbull
Chairman
Hong Kong, 7th March 2006

董事局

副主席兼行政總裁陳炳傑先生於年內達到正常退休年齡，並已簽訂合約再為公司服務三年。

展望未來

港機工程集團的服務需求仍然穩健。香港國際機場的外勤維修應可因航班增加而受惠，而大型維修的需求亦預期強大。然而，二零零六年間將有更多的員工培訓及其他成本，以為第二個機庫於年底前啟用作好準備。隨著廈門太古飛機工程公司第四個機庫落成投入服務，預期該公司將齊步有顯著的增長。香港航空發動機維修服務公司的需求強大，但由於二零零五年間可用量已全部運用，故增長空間不大。二零零六年的整體前景良好，但要在二零零五年出色的業績表現上更上層樓，將會是一項挑戰。

主席
唐寶麟
香港，二零零六年三月七日

The Company's profit attributable to its shareholders comprises:

公司的股東應佔溢利包括：

(in HK$ Million) (港幣百萬元)	2005	2004	Change % 變幅 %
HAECO Hong Kong operations 港機工程在香港的業務	**256**	167	53
Share of: 應佔：			
TAECO 廈門太古飛機工程公司	**102**	84	21
HAESL 香港航空發動機維修服務公司	**229**	157	46
Other jointly controlled companies 其他共控公司	**31**	30	3
	618	438	41

HAECO Hong Kong Operations

The Company's Hong Kong operations comprises heavy maintenance at hangars and line maintenance at the passenger and cargo terminals at Hong Kong International Airport as well as component overhaul at Tseung Kwan O and 'inventory technical management'.

Line maintenance had a busy year with the average number of movements handled by HAECO increasing by 13% to 253 per day.

The heavy maintenance division employs 1,200 people (2004: 1,010), who provide customers with a comprehensive range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. It was busy throughout the year with 1.64 million man-hours sold, a 15% increase over 2004. The division competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. Approximately 53% of its work was for airlines based outside Hong Kong.

The Company is building a second hangar at Hong Kong International Airport. Given strong demand for heavy maintenance the design of this hangar has been enhanced to enable a full range of heavy maintenance to be simultaneously performed on two aircraft of up to Boeing 747 size plus one aircraft of up to Boeing 787 size. With the enhancements, the cost of the hangar is estimated at HK$440 million. The hangar is expected to open before the end of 2006 and eventually employ about 600 staff generating an additional 800,000 man-hours.

港機工程在香港的業務

公司在香港的業務包括於香港國際機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程、於將軍澳進行部件大修工程，以及提供「庫存技術管理」服務。

年內外勤維修業務繁忙，港機工程平均每日處理的飛機數目增加百分之十三至二百五十三架。

大型維修部僱用員工一千二百人 (二零零四年為一千零十人)，為客戶提供全面的定期維修檢查，並為不同類型的飛機進行定期檢查、改裝及大修工程。全年間業務繁忙，售出的工時為一百六十四萬小時，較二零零四年增加百分之十五。部門無論在價格、機庫可用空間、周轉時間及技藝質素上足與世界其他同業競爭。部門進行的工程中，約百分之五十三乃來自非以香港為基地的航空公司。

公司正於香港國際機場興建第二個機庫。考慮到大型維修工程的需求強大，此機庫的設計已提升，使能同時為兩架體積達波音747型的飛機及一架體積達波音787型的飛機進行全面大型維修工程。由於設計提升，機庫的成本預計為港幣四億四千萬元。預期機庫於二零零六年底前啟用，最終僱用約六百名員工，帶來額外八十萬個工時。

The overhaul division occupies 7,000 square metres of modern workshop space at Tseung Kwan O and employs around 200 people. Utilisation of these facilities during the year was reasonable.

The Company's inventory technical management service for rotable spares continues to expand. It now includes Airbus 340-600, 340-500, 330-300 and 300-600F. The net book value of these spares at the year-end was HK$180 million (2004: HK$103 million).

Taikoo (Xiamen) Aircraft Engineering Company Limited

TAECO opened its fourth double-bay hangar at Xiamen airport in December 2005 and is building a fifth hangar which is expected to open in the third quarter of 2007. It is also purchasing a mobile tail dock which will allow it to fully enclose a third Boeing 747 in the mid-hangar position in one of its hangars. It manufactures some parts used for Boeing 747-400 passenger to freighter conversions.

The majority of TAECO's work is heavy maintenance for which Japan Airlines, Cathay Pacific Airways and All Nippon Airlines are its most substantial customers. During 2005 TAECO also started working for The Boeing Company on the conversion of Boeing 747-400 passenger aircraft to freighters. The first aircraft was successfully completed and re-delivered to Cathay Pacific Airways in December 2005. TAECO expects to operate three lines of conversions for its contract with Boeing which covers up to thirty-three such conversions for the period up to end 2010. It has signed a memorandum of understanding with Boeing for a further seventeen aircraft to bring the potential total to fifty.

TAECO line maintenance operations, while still representing only a small percentage of its total turnover, continued to expand. In December 2005, the line maintenance operations handled a 1,026 flights in Beijing, Shanghai and Xiamen.

TAECO is building a new training centre in order to provide additional headcount to match the growth in its facilities and provide staff for other maintenance operations in China. At the end of 2005 TAECO's headcount totalled 2,945.

大修部位於將軍澳的現代化工場面積達七千平方米，僱用員工約二百人。年內此等設施的使用量合理。

公司為可修護備件提供的庫存技術管理服務繼續擴展。現時包括空中巴士340-600型、340-500型、330-300型客機及300-600F型貨機。此等備件於年終的賬面淨值為港幣一億八千萬元 (二零零四年為港幣一億零三百萬元)。

廈門太古飛機工程有限公司

廈門太古飛機工程公司位於廈門機場的第四個雙機位機庫於二零零五年十二月啟用，第五個機庫正進行興建工程，預期於二零零七年第三季啟用。該公司亦正購買一部活動尾翼檢修台，這使其中一個機庫的中央位置可完全容納第三架波音747型飛機。該公司生產部份供波音747-400型客機改裝貨機工程使用的零件。

廈門太古飛機工程公司進行的工程大部份為大型維修工程，最主要的客戶為日本航空公司、國泰航空公司及全日本航空公司。在二零零五年間，廈門太古飛機工程公司亦為波音飛機公司展開波音747-400型客機改裝貨機的工程。首架飛機的改裝工程已順利完成，並於二零零五年十二月交回國泰航空公司。廈門太古飛機工程公司預計運作三條改裝生產線，以應付與波音公司訂立的合約，為多至三十三架飛機進行同類改裝工程，工程將進行至二零一零年終。該公司已和波音公司簽署一份諒解備忘錄，為另外十七架飛機進行改裝工程，令改裝飛機的潛在總數增至五十架。

儘管廈門太古飛機工程公司的外勤維修業務仍然只佔營業總額一個很小的百份比，但此業務持續增長。二零零五年十二月，外勤維修業務於北京、上海及廈門處理一千零二十六班航班。

廈門太古飛機工程公司正興建一座新的培訓中心，提供額外人手以配合設施增加，及為中國其他維修業務提供員工。在二零零五年底，廈門太古飛機工程公司的員工總數為二千九百四十五人。



Welding repairs at HAESL on a Trent HP/IP bearing support. HAESL was the first organisation to be certified by Rolls-Royce as achieving its 'Gold Centres of Excellence' standard for the repair of these large fan engine components.

香港航空發動機維修服務公司為特倫特高壓 / 中壓軸承座進行焊修工程。香港航空發動機維修服務公司是首家獲勞斯萊斯認證，為此等大型風扇發動機部件進行的修理工程能達到「優質中心金級證書」標準的機構。

Hong Kong Aero Engine Services Limited

HAESL (45% owned) had another busy year, with throughput of engines and engine equivalents in 2005 of 202 compared to 190 for 2004. The Group's share of after-tax profit improved by 46% to HK$229 million. HAESL enhanced its component repair capability during the year. Its honeycomb repair and bearing support repair units received the first two 'gold centres of excellence' awards granted by Rolls-Royce Aero Repair & Overhaul. HAESL's customers include Cathay Pacific Airways, Emirates Airlines and Rolls-Royce. Singapore Aero Engine Services Pte. Limited ("SAESL"), in which HAESL has a 20% interest, increased its turnover and profitability.

Other Jointly Controlled Companies

EADS SOGERMA HAECO Services Company Limited (50% owned) provides computerised testing of components. Profit increased as business continued to grow.

Honeywell TAECO Aerospace (Xiamen) Company Limited (25% owned by HAECO and 10% by TAECO) grew its business volume and profits.

Goodrich Asia-Pacific Limited (49% owned) refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong. Business was steady and profit was similar to last year.

Goodrich TAECO Aeronautical Systems Limited (35% owned by TAECO) recorded increases in both turnover and profit.

IN-Services Asia Limited (35% owned) sells Intertechnique components, and provides a warranty and repair service to customers. There was a profit increase as a result of more business and product lines.

Taikoo (Shandong) Aircraft Engineering Company Limited, (20% owned by HAECO and 10% by TAECO) provides a heavy maintenance service at Jinan for narrow-bodied aircraft, in particular Boeing 737 aircraft. Its profitability was slightly below prior year due to a combination of fewer heavy B737 checks and higher training costs as it expands its headcount.

香港航空發動機維修服務有限公司

香港航空發動機維修服務公司 (公司持有百分之四十五權益) 年內的業務再度繁忙，二零零五年處理的發動機及同類部件數目為二百零二台，二零零四年則為一百九十台。集團的應佔除税後溢利上升百分之四十六至港幣二億二千九百萬元。香港航空發動機維修服務公司於年內增強其部件修理能力。其蜂窩結構修理裝置及軸承座修理裝置榮獲首兩個由Rolls-Royce Aero Repair & Overhaul頒發的「優質中心金級證書」。香港航空發動機維修服務公司的客戶包括國泰航空公司、亞聯酋航空公司及勞斯萊斯公司。香港航空發動機維修服務公司擁有二成權益的新加坡航空發動機維修服務有限公司（「新加坡航空發動機維修服務公司」），其營業總額及溢利率均有所提高。

其他共控公司

EADS SOGERMA HAECO Services Company Limited (公司持有五成權益) 提供電腦化部件測試服務。隨著業務持續增長，溢利亦有所增加。

廈門霍尼韋爾太古宇航有限公司 (港機工程持有二成五權益，廈門太古飛機工程公司則持有一成權益) 的業務量及溢利均有所增長。

Goodrich Asia-Pacific Limited (公司持有四成九權益) 於香港粉嶺從事碳質掣動片整修及輪轂大修業務。該公司的業務穩定，溢利與去年相若。

廈門豪富太古宇航有限公司 (廈門太古飛機工程公司持有三成五權益) 的營業總額及溢利錄得增長。

IN-Services Asia Limited (公司持有三成五權益) 出售 Intertechnique 部件，並為客戶提供保用及修理服務。由於業務增長及生產線增加，令溢利上升。

山東太古飛機工程有限公司 (港機工程持有二成權益，廈門太古飛機工程公司則持有一成權益) 於濟南為狹體飛機提供大型維修服務，特別是波音 737 型飛機。該公司的波音737型飛機大型檢查工程量減少，加上因增加人手而令培訓成本上升，溢利率因

Financial Review

財務回顧

(in HK$ Million)	2005	2004	Change % 變幅 %	(港幣百萬元)
Consolidated profit and loss account				**綜合損益賬**
Turnover	**3,121**	2,134	46	營業總額
Turnover comprises sales by HAECO and TAECO. The growth is partly due to starting to consolidate TAECO's turnover from 15th October 2004 when it became a subsidiary company. Comparing full year numbers, the increase in turnover comprises a 12% increase for the Company's Hong Kong operations and a 19% increase for TAECO.				營業總額包括港機工程及廈門太古飛機工程公司的營業額。營業總額增長部份原因是自廈門太古飛機工程公司於二零零四年十月十五日起成為附屬公司後，其賬目開始全面合併於集團賬內。 比較全年數字，營業總額增加包括公司在香港的業務增長百分之十二及廈門太古飛機工程公司的業務增長百分之十九。
Operating profit	**501**	222	126	營業溢利
The increase in operating profit is driven primarily by the growth in turnover and the consolidation of a full year's results for TAECO. It comprises a 49% increase for the Company's Hong Kong operations and a 18% increase for TAECO.				營業溢利增加主要是由於營業總額增長，以及廈門太古飛機工程公司的全年業績全面合併於集團賬內。這包括公司在香港的業務增長百分之四十九及廈門太古飛機工程公司的業務增長百分之十八。
Share of after-tax results of jointly controlled companies	**267**	256	4	應佔共控公司除税後業績
Excluding TAECO's HK$70 million contribution in 2004 the increase is HK$81 million or 44% and is mainly contributed by HAESL.				不包括廈門太古飛機工程公司在二零零四年港幣七千萬元的貢獻，業績增加港幣八千一百萬元或百分之四十四，主要來自香港航空發動機維修服務公司。
Profit attributable to the Company's shareholders	**618**	438	41	公司股東應佔溢利
The main elements of the profit are HAECO's Hong Kong operations HK$256 million, TAECO HK$102 million and HAESL's Hong Kong operation HK$229 million.				溢利主要來自港機工程在香港的業務港幣二億五千六百萬元、廈門太古飛機工程公司港幣一億零二百萬元，及香港航空發動機維修服務公司在香港的業務港幣二億二千九百萬元。
Consolidated balance sheet				**綜合資產負債表**
Non-current assets	**3,495**	3,229	8	非流動資產
The majority of the net increase of HK$266 million during the year arose from HK$546 million capital expenditure offset by HK$202 million depreciation and amortisation.				年內增加淨額港幣二億六千六百萬元大部份因港幣五億四千六百萬元折舊及攤銷抵銷港幣二億零二百萬元資本性開支所致。
Net current assets				流動資產淨值
Net liquid funds	**877**	572	53	流動資金淨額
Working capital assets	**643**	562	14	營運資金資產
Working capital liabilities	**(598)**	(494)	21	營運資金負債
Net current assets	**922**	640	44	流動資產淨值
The increase in working capital assets and liabilities is driven by the growth in the Group's business volume.				營運資金資產及負債增加，乃因集團營業額增長所致。

	2005	2004	Change % 變幅 %	
(in HK$ Million)				*(港幣百萬元)*
Consolidated cashflow statement				**綜合現金流量表**
Net cash generated from operating activities The HK$530 million was generated by HAECO's own operations and HK$313 million by TAECO.	**843**	314	168	營運業務產生的現金淨額 港幣五億三千萬元由港機工程擁有的業務產生，港幣三億一千三百萬元則由廈門太古飛機工程公司產生。
Purchases of property, plant and equipment Capital expenditure during 2005 included HK$312 million on new hangars and related equipment and HK$93 million on rotables managed for airlines.	**546**	109	401	購買物業、廠房及設備 二零零五年的資本性開支包括用於新機庫及有關設備港幣三億一千二百萬元，及用於為航空公司管理可修護備件港幣九千三百萬元。
Dividends and loan repayments received from jointly controlled companies Dividends received in 2005 comprised HK$299 million from HAESL and HK$19 million from Goodrich Asia-Pacific.	**318**	132	141	於共控公司收取的股息及償還借款 二零零五年收取的股息包括來自香港航空發動機維修服務公司港幣二億九千九百萬元及來自Goodrich Asia-Pacific港幣一千九百萬元。

Net Liquid Funds and Financing

The Group's deposits and net cash equivalents of HK$877 million at 31st December 2005 and its continued strong operating cash flow is sufficient to meet its planned operating, working capital and capital expenditure requirements for 2006. In addition, the Company has un-committed loan facilities equivalent to HK$474 million, of which HK$240 million is subject to renewal during 2006.

流動資金淨額及融資

集團於二零零五年十二月三十一日結算的存款及現金等價物淨額港幣八億七千七百萬元，以及其持續強勁的營業現金流入，足以應付其二零零六年計劃的營業、營運資金及資本性開支需要。此外，公司有未撥用的信貸安排相當於港幣四億七千四百萬元，其中港幣二億四千萬元需於二零零六年內續期。

Currency Fluctuations

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and by a limited amount of selling US dollars forward for Renminbi.

貨幣浮動

集團的收入以港幣及美元為主，開支亦以同類貨幣為主。唯一例外是廈門太古飛機工程公司，該公司大量開支以人民幣計算。廈門太古飛機工程公司透過以人民幣保留盈餘資金，以及有限額地賣出遠期美元換成人民幣，以減少面臨人民幣兑美元匯率變動所產生的風險。

Corporate Governance Practices

The Board is committed to a high standard of corporate governance and has adopted the Code on Corporate Governance Practices ("the Code") promulgated by The Stock Exchange of Hong Kong Limited. It has complied throughout the year with all but one of the mandatory code provisions and with all the recommended best practices except quarterly reporting which the Board considers would provide little information of additional value to shareholders while increasing administrative costs and pressure to focus on short-term results rather than long-term value creation. The one exception to the code occurred at its Annual General Meeting for 2005, when the Company deviated from Code Provision E.2.2 requiring the Chairman of a meeting to indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. It is intended that in future General Meetings, voting will be conducted by poll.

Investor Relations

All communications for shareholders including reports, announcements and the results of polls of shareholders at shareholder meetings are posted on the Company's website: www.haeco.com. Printed copies of the Annual and Interim Reports are also sent to all shareholders.

The Company's 2005 Annual General Meeting was held on 10th May 2005 and the minutes are posted on the Company's website. An Extraordinary General Meeting was held on 9th December 2005, at which independent shareholders approved the renewal of maintenance contracts with Cathay Pacific Airways Limited. The meetings were open to all shareholders and members of the press. The votes of the Extraordinary General Meeting were taken by poll and the poll results were published in newspapers and posted on the Company's website. Key shareholder dates for 2006 are set out on the inside front cover of this report.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital has been held by the public at all times.

Board of Directors

The Company is governed by a Board of Directors which is responsible for directing and supervising its affairs. This Board is accountable to shareholders for the development of the Group with the goal of maximising long-term shareholder value, while balancing broader stakeholder interests.

The Board is also responsible for the integrity of financial information and the effectiveness of the Group's systems of internal control and risk management

企業管治常規

董事局致力達致高水平的企業管治，並採納香港聯合交易所有限公司頒佈的《企業管治常規守則》(「該守則」)。除一項守則條文外，董事局全年均遵守所有強制性守則條文，並遵守除季度業績匯報外所有建議最佳常規。董事局認為季度業績匯報僅為股東提供少量具額外價值的資訊，卻令行政成本增加，及增添壓力將注意力集中於短期業績而非創造長期的價值。唯一未有遵守守則條文的情況於二零零五年度股東週年大會上出現，當時公司偏離守則條文第E.2.2條，該條文規定，如以舉手方式表決時，大會主席須在會上表明每項決議案的委任代表投票比例，以及贊成和反對票數。公司擬於日後的股東大會上，以投票方式進行表決。

投資者關係

所有股東通訊 (包括年度報告書、公告及股東於股東大會上的投票表決結果) 均於公司網站 www.haeco.com 登載。年度報告書及中期報告的印刷本亦會發送予全體股東。

公司二零零五年度股東週年大會於二零零五年五月十日舉行，會議紀錄於公司網站登載。二零零五年十二月九日舉行特別股東大會，會上獨立股東批准與國泰航空有限公司續訂維修合約。會議開放予全體股東及傳媒人士。特別股東大會上以投票方式表決，投票結果於報章公佈，並於公司網站登載。與股東有關的二零零六年主要日期載於本報告書封面內頁。

據公司從公開資料所得及就公司董事所知，至少百分之二十五公司已發行股本總額一直由公眾持有。

董事局

公司由一個董事局管理，董事局負責領導及監督公司的事務。董事局須就集團的發展向股東負責，以期盡量提高長期股東價值，同時能平衡更多利益相關者的利益。

董事局亦須對財務資料的完整性以及集團內部監控制度與風險管理程序的效能負責。各董事明白其所負責

processes. The Directors acknowledge their responsibility for the preparation of the accounts of the Company, its keeping of fair and accurate accounting records and its compliance with the Hong Kong Companies Ordinance. The Board has, with the assistance of its Audit Committee, conducted a review of the effectiveness of the Group's system of internal control.

The Board comprises the Chairman, four Executive Directors, and seven Non-Executive Directors. The roles of Chairman and Chief Executive Officer are segregated and are not performed by the same person. The Chairman was an Executive Director until 31st January 2006 when he became Non-Executive. All Directors are subject to re-election by shareholders every three years. New Directors, being individuals who are suitably qualified and expected to make a positive contribution to the performance of the Board, are identified by existing Directors and proposed to the Board for appointment. A Director appointed by the Board is subject to election by shareholders at the first General Meeting after his appointment.

The Non-Executive Directors bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board and Committee meetings. The Board considers that three of the seven Non-Executive Directors are independent in character and judgement and fulfil the independence guidelines set out in rule 3.13 of the Listing Rules.

The Chairman ensures that the Directors receive accurate, timely and clear information. Directors are encouraged to update their skills, knowledge and familiarity with the Group through their initial induction, ongoing participation at Board and Committee meetings, and through meeting key members of management.

All Directors have access to the services of the Company Secretary who regularly updates the Board on governance and regulatory matters. Any Director wishing to do so in the furtherance of his or her duties, may take independent professional advice through the Chairman at the Company's expense. The availability of professional advice extends to the Audit and Remuneration Committees.

The Company has arranged appropriate insurance cover in respect of legal actions against its Directors and Officers.

Minutes of Board meetings are taken by the Company Secretary and, together with any supporting Board papers, are available to all Board members. When necessary, the Independent Non-Executive Directors meet privately to discuss matters which are their specific responsibility. Two such meetings were held in 2005.

任編製公司賬目、確保賬目紀錄公正和準確，並符合《香港公司條例》的規定。董事局在審核委員會協助下，已就集團內部監控制度的效能進行檢討。

董事局包括主席、四名常務董事及七名非常務董事。主席與行政總裁的職責分開，且由不同人士擔任。主席之前為常務董事，直至二零零六年一月三十一日成為非常務董事。所有董事每隔三年須經股東重選。在任董事如認為個別人士具備合適資格並預期可對董事局的表現帶來正面貢獻，可提呈董事局委任為新董事。由董事局委任的董事，須於獲委任後第一次股東大會經股東投票通過。

非常務董事就策略、表現、風險及人才等事宜提供獨立的判斷，透過董事局及委員會會議作出貢獻。董事局認為七位非常務董事中，其中三位為身份獨立的董事，具備上市規則第 3.13 條所載獨立指引所描述的獨立判斷能力。

主席確保各董事收到準確、適時及清楚的資料。公司並鼓勵各董事透過就職時所獲的就任須知、持續參與董事局及委員會會議，以及與主要管理人員會面，不斷更新其技術、知識及對集團的熟悉。

所有董事均可享用公司秘書的服務，公司秘書須定期讓董事局知悉有關管治及規管事宜的最新資料。董事可為履行職責而透過主席尋求獨立專業意見，費用由公司支付。審核委員會及薪酬委員會亦可尋求專業意見。

公司已就其董事及要員可能會面對的法律行動作適當的投保安排。

董事局會議紀錄由公司秘書負責撰寫，這些會議紀錄連同任何有關的董事局會議文件，均向所有董事局成員提供。在需要時，獨立非常務董事會私下進行會議，討論與其本身職責有關的事項。二零零五年曾舉行兩次這樣的會議。

董事局轄下有三個小組委員會：執行委員會、審核委

The Board has three sub-committees: an Executive Committee, an Audit Committee and a Remuneration Committee. The Audit and Remuneration Committees have terms of reference which accord with the principles set out in the Code and minutes are taken by the Company Secretary. The work of these Committees is reported to the Board.

All Directors disclose to the Board on their first appointment their interests as a director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, the Director declares his interest.

Directors' Securities Transactions

The Company has adopted a code of conduct ("the Securities Code") regarding Directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meetings to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all his dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2005 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 29.

Executive Committee

The Executive Committee comprises Executive Directors, two Non-Executive Directors, one of whom chairs its meetings and three senior executives of the Company, its jointly controlled companies, and customers. It is responsible to the Board for overseeing the day-to-day operation of the Company.

Audit Committee

The Audit Committee assists the Board in discharging its responsibilities for corporate governance, financial reporting, and corporate control. The

守則所訂的原則制定其職權範圍，會議紀錄由公司秘書撰寫。兩個委員會均向董事局匯報工作。

所有董事須於首次獲委任時向董事局申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘董事在董事局討論任何動議或交易時存在利益衝突，該董事須申報利益。

董事證券交易

公司已就董事進行的證券交易，採納一套比上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)所訂標準更高的董事證券交易守則(「證券守則」)。公司每位董事在受委任之初會獲發一份證券守則，之後每年兩次，分別於董事局召開會議通過公司的半年及全年業績前一個月；當中亦會提醒董事不得買賣公司的證券及衍生產品，直至此等業績公佈為止，而其一切交易必須按照證券守則進行。

根據證券守則，公司董事在買賣公司的證券及衍生產品前，須先通知主席並接獲註明日期的確認書；若為主席本人，則必須通知審核委員會主席，並接獲註明日期的確認書後才可進行有關的買賣。

公司所有董事已確認遵從證券守則所訂的標準。

二零零五年十二月三十一日結算，各董事於公司及其聯屬公司 (定義見《證券及期貨條例》第XV部)持有的股份權益於第二十九頁開列。

執行委員會

執行委員會的成員包括常務董事、兩位非常務董事(其中一位主持其會議)，以及三位來自公司、其共控公司及客戶的高級行政人員。執行委員會負責監察公司的日常運作，並對董事局負責。

審核委員會

審核委員會協助董事局履行企業管治、財務報告及企業監控責任。委員會成員包括三名非常務董事，當中

Committee consists of three Non-Executive Directors, two of whom including the Chairman, Dinty Dickson Leach, are independent. All the members served for the whole of 2005. At the invitation of the Committee, the Director Finance, the Manager Internal Audit of John Swire & Sons (H.K.) Limited, and representatives of the external auditors regularly attend its meetings. The Committee also meets regularly with the external auditors without the presence of company management.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants and are available on the Company website.

The Audit Committee met three times in 2005. Each meeting receives written reports from the external and internal auditors covering matters of significance arising from the work conducted since the previous meeting. The work of the Committee included the following matters:

- reviewing HAECO management's assessment of the effectiveness of its system of internal control including financial, operational and compliance controls. This assessment was based on completing control self assessment questionnaires;

- reviewing HAECO management's assessment of the effectiveness of its risk management functions. This involved the compilation of registers of the risks involved in managing the business and actively managing the mitigation of these risks. Registers are kept both for enterprise wide risks which are monitored by Executive Directors and for specific risks which are monitored by departmental managers;

- reviewing the 2004 annual and 2005 interim financial statements;

- after reviewing the independence of the external auditors, PricewaterhouseCoopers and the policy on their conducting non-audit work, recommending their appointment to the Board, for the approval by shareholders. Approving the 2005 audit plan and the auditors' remuneration;

- approving the annual internal audit programme, reviewing progress against the programme and discussing matters arising. The Company's internal audit coverage is provided by a combination of its own internal section and visits by Swire Group Internal Audit; and

- reviewing the Company's compliance with regulatory and statutory requirements.

Audit Committee meetings are held a few days before Board meetings with the results of the Audit Committee's work being reported to and considered at the Board meeting.

員於二零零五年全年任職。財務董事、香港太古集團有限公司內部審核部經理及外聘核數師代表應委員會邀請，定期出席委員會會議。委員會亦在公司管理層不在場的情況下，定期與外聘核數師會面。

審核委員會的職權範圍遵照香港會計師公會的指引訂定，並於公司網站登載。

審核委員會在二零零五年間共開會三次。每次會議均省覽外聘及內部核數師的書面報告，內容包括自上次會議日期後進行的工作所引出的重大事項。委員會的工作包括下列事宜：

- 檢討港機工程管理層就其內部監控制度 (包括財務、營運及合規監控) 的效能所作的評估。此評估乃根據監控自我評估問卷調查的結果而進行的；

- 檢討港機工程管理層就其風險管理職能的效能所作的評估。這包括編製有關管理業務所涉及風險的紀錄冊，以及積極謀求減低該等風險。紀錄冊記錄企業風險及特定風險，企業風險由常務董事監控，特定風險則由部門經理監控；

- 檢討二零零四年報告書及二零零五年中期報告的財務報表；

- 在檢討外聘核數師 — 羅兵咸永道會計師事務所及其進行非審核工作政策的獨立性後，向董事局提出委聘建議讓股東通過。通過二零零五年度審核計劃及核數師酬金；

- 通過年度內部審核計劃，檢討計劃進度及討論所引出的事項。公司的內部審核工作由本身的內部審核部門及由太古集團內部審核部進行視察而提供；及

- 檢討公司有否遵守規管及法律規定。

審核委員會會議於董事局會議召開前數天舉行，審核委員會的工作會在董事局會議上匯報並進行討論。

Remuneration Committee

The Remuneration Committee makes recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management. It comprises three Non-Executive Directors two of whom, Dinty Dickson Leach and Lincoln Leong, are Independent Non-Executive Directors. It is chaired by Peter Johansen.

Under the Services Agreement between the Company and John Swire & Sons (H.K.) Limited which was considered in detail and approved by the Independent Non-Executive Directors of the Company, staff at various levels, including Executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of the John Swire & Sons Limited ("Swire") group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave-passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere in accordance with the needs of the business and as part of the training process whereby managers gain practical experience in various businesses within the Swire group, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of aviation related businesses, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms with the principal exception that their bonuses are paid by reference to the results of the Company alone.

The Remuneration Committee has reviewed this policy and the levels of remuneration paid to Executive Directors of the Company. At its meeting in November, the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited, an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors was in line with comparators in peer group companies. The Committee

薪酬委員會

薪酬委員會就公司有關董事及管理高層的薪酬政策及結構向董事局提出建議。委員會成員包括三位非常務董事，當中李德信及梁國權二人為獨立非常務董事。薪酬委員會由容漢新出任主席。

公司與香港太古集團有限公司訂立的服務協議已由公司的獨立非常務董事經慎重考慮後批核，根據該協議，包括常務董事在內的不同職級員工會被借調到公司工作。該等員工向公司的董事局匯報，並受其指派，但仍然是英國太古集團有限公司(「太古」)集團的僱員。

為了吸引及留住具有合適才幹的國際員工，太古集團提供具競爭力的薪酬福利。這包括薪金、房屋津貼、公積金、休假旅費及教育津貼，以及服務滿三年可獲按太古集團整體溢利發放的花紅。提供房屋津貼可方便將員工調遷至香港或其他地方，以配合業務需要及作為培訓過程的一個部分，使管理人員在太古集團不同業務範疇取得實際經驗，而按集團整體表現發放花紅，可將員工派駐到盈利能力相距較大的集團公司。

考慮到航空相關業務的表現反覆，該等行政人員的薪酬福利因而並未全然與公司的溢利掛勾。雖然如此，但這措施已被認為在很大程度上有助公司維持一支既穩定、且主動進取而具才幹的高層管理隊伍。此外，太古作為公司的主要股東，能將高質素的行政人員留住並借調到公司，亦符合其最大的利益。

多位具有專業才幹的董事及高層職員乃由公司以相若的條件直接聘用，惟主要分別是其花紅只參照公司的業績而發放。

薪酬委員會已就此政策及公司常務董事的薪酬水平進行檢討。在十一月召開的會議上，委員會研究一份由獨立顧問美世人力資源顧問有限公司編製的報告，該報告確認公司常務董事的薪酬與同類公司相若。

approved individual Directors' remuneration packages to be paid in respect of 2006.

No Director takes part in any discussion about his own remuneration.

The number of meetings held by the Board and Committees during the year and the attendance of Directors is set out in the table below.

委員會已批准二零零六年度發放予各董事的薪酬福利。

各董事並無參與有關其本身薪酬的任何討論。

董事局及各委員會於本年度間召開的會議次數及董事的出席次數於下表開列。

Directors 董事	Meetings attended/held 會議出席次數/舉行次數			
	Board 董事局	Executive Committee 執行委員會	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors 常務董事				
Chan Ping Kit 陳炳傑 – *Deputy Chairman & Chief Executive Officer 一副主席兼行政總裁*	6/6	5/8		
Charles Bremridge 彭勵志	5/6	5/8		
Marven Bowles 馬文博	4/4	4/5		
Mark Hayman 馬海文	6/6	7/8		
J Robert Gibson 紀必信	2/2	4/4		
Non-Executive Directors 非常務董事				
David Turnbull 唐寶麟 – *Chairman (note 1) 一主席(附註1)*	5/6			
Derek Cridland 梁德基	6/6			
Davy Ho Cho Ying 何祖英	6/6	5/8		
Peter Johansen 容漢新	6/6		3/3	3/3
Tony Tyler 湯彥麟	5/6	8/8		
Independent Non-Executive Directors 獨立非常務董事				
Bob Adams 羅安達	4/6			
Dinty Dickson Leach 李德信	3/6		3/3	3/3
Lincoln Leong Kwok Kuen 梁國權	6/6		3/3	3/3
Dr. Alex Wu Shu Chih *(note 2)* 吳樹熾博士 *(附註2)*	0/1			

Notes: 1. David Turnbull was an Executive Director until 31st January 2006.
2. Dr. Alex Wu died on 10th January 2005.

附註：1. 唐寶麟出任常務董事直至二零零六年一月三十一日。
2. 吳樹熾博士於二零零五年一月十日辭世。

External auditors

The remuneration of the Group's external auditors is HK$1.1 million for statutory audit fees disclosed in note 5 to the accounts and HK$0.2 million for other assurance services fees. The auditor's statement regarding about their reporting responsibilities is included in their audit report on page 31.

外聘核數師

集團外聘核數師就提供賬目附註5所披露的法定核數費用為港幣一百一十萬元，其他保證服務費用則為港幣二十萬元。核數師就其申報責任所作的聲明，載於第三十一頁的核數報告書內。

Environment

The Group closely monitors the impact of its operations on the environment and makes every effort to reduce the extent of this impact. Its facilities incorporate systems to minimise the effect of effluents on the environment. It has an ongoing programme to reduce energy and resource usage, and to recycle waste where practicable. During 2005 it published its first comprehensive environmental report on its Hong Kong operations which is available on its website.

環境保護

集團密切監控其業務對環境造成的影響，並致力減低其影響的程度。其設施已設置多套環保系統，務求減低污水及廢氣對環境造成的影響。集團已制定持續的計劃，以減少能源及資源的使用量，並在可行的情況下循環再用廢料。集團在二零零五年間就其於香港的業務發表首份詳盡的環保報告，該報告已於集團網站登載。

Health and Safety

The Group is committed to conducting its business in a manner which protects the health and safety of its employees, customers, business associates and the general public. Its safety management system includes setting targets and monitoring performance. Safety audits are conducted annually to ensure statutory requirements are met and to improve safety management performance.

健康及安全

集團致力在營運業務之時，保障僱員、客戶、業務夥伴及大眾的健康與安全。其安全管理制度包括設定目標及監控表現。集團每年進行安全審核，以確保能符合法例規定和改進安全管理表現。

Staff and Human Resources

At 31st December, the Group's headcount was:

員工及人力資源

於十二月三十一日，集團的僱員人數如下：

	2005	2004	Change % 變幅 %	
HAECO	**3,757**	3,343	12	港機工程
TAECO	**2,945**	2,250	31	廈門太古飛機工程公司
HAESL	**750**	689	9	香港航空發動機維修服務公司
Other jointly controlled companies in which HAECO and TAECO own more than 20%	**731**	599	22	港機工程及廈門太古飛機工程公司持有超過二成權益的其他共控公司
	8,183	6,881	19	

Community Relations

During the year the HAECO Group and its staff made donations of HK$6.2 million. This included HK$2.6 million to Hong Kong charities through the Swire Group Charitable trust, HK$1.9 million from TAECO for the Xiamen City Stadium, HK$1.4 million for the Indian Ocean Tsunami relief and HK$0.1 million raised in a the 24-hour Pedal Kart Grand Prix for charitable causes in Hong Kong. HAECO also provided a discount of HK$0.25 million on maintenance services provided to the Project Orbis flying eye hospital. TAECO continues to support a scholarship fund for Xiamen University and sponsored a new primary school.

HAECO is an active member of the Hong Kong International Airport community. It co-operates with the Airport Authority to promote safety and environmental protection at the airport and make presentations to overseas delegations.

HAECO has been awarded the "Caring Company Logo" by the Hong Kong Council of Social Services for each of the last three years. It was selected for its good corporate citizenship and support for the community.

社區關係

年內港機工程集團及其員工共捐款港幣六百二十萬元。這包括透過太古集團慈善信託基金捐贈港幣二百六十萬元予香港多個慈善團體、廈門太古飛機工程公司捐出港幣一百九十萬元予廈門市政體育館、捐出港幣一百四十萬元作為印度洋大海嘯賑災善款，以及捐出參加二十四小時慈善腳踏車大賽所籌得款項港幣十萬元作為香港慈善用途。港機工程亦給予國際奧比斯眼科飛機醫院港幣二十五萬元的維修服務費折扣。廈門太古飛機工程公司繼續資助廈門大學一項獎學金，並資助興建一所新的小學。

港機工程積極參與香港國際機場社區的事務。公司與香港機場管理局合作推廣機場安全及環保，並向海外代表團發表演說。

港機工程於過往三年榮獲香港社會服務聯會頒發「商界展關懷」標誌。公司因能履行良好企業公民責任及致力支持社區活動而獲選。

DIRECTORS AND OFFICERS 董事及要員

Executive Directors

CHAN Ping Kit, aged 60, has been Deputy Chairman and Chief Executive Officer since 8th August 2001. He first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993 and Managing Director in July 1998. He reached normal retirement age during the year and has contracted to work for the Company for a term of three years until 31st October 2008.

John Charles Godfrey BREMRIDGE +, aged 49, has been Chief Operating Officer since 7th September 2004. He joined the Swire group in November 1985 and in addition to Hong Kong, has worked with the group in the United Kingdom, Japan, Australia, Korea and Bahrain. He was Regional Manager Middle East, India & Africa of Cathay Pacific Airways Limited before joining the Company.

John Robert GIBSON, aged 53, was appointed Director Finance on 1st September 2005. He joined the Swire group in March 1980 and was transferred to employment by the Company as its Financial Controller in November 1984. He was seconded to Swire Pacific Limited from 1992 until August 2005.

Mark HAYMAN, aged 45, joined the Company in October 2001 and has been Director Engineering since 1st February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire group in 1987.

Non-Executive Directors

David Muir TURNBULL, aged 50, has been Chairman of the Board since September 1995. He was Director and Managing Director of the Company from January 1990 to December 1993 and rejoined the Board in March 1995. He was previously Chairman of Swire Pacific Limited, Cathay Pacific Airways Limited and John Swire & Sons (H.K.) Limited until his resignation from Swire on 31st January 2006.

Derek George CRIDLAND, aged 60, has been a Director of the Company since May 1998. He is also Engineering Director of Cathay Pacific Airways Limited and a director of Hong Kong Aero Engine Services Limited. He is an employee of Cathay Pacific Airways Limited.
Alternate: Christopher Patrick GIBBS

常務董事

陳炳傑，現年六十歲，自二零零一年八月八日起出任副主席兼行政總裁。於一九六六年首次加入公司，一九九零年六月離職，當時為副總工程師 (維修)。一九九二年十二月再次加入公司為總經理 (基地維修及中國業務)，一九九三年十一月獲委任為董事，一九九八年七月獲委任為董事總經理。陳先生於年內已達正常退休年齡，並已簽訂合約再為公司服務三年，至二零零八年十月三十一日止。

彭勵志 +，現年四十九歲，自二零零四年九月七日起出任營運總裁。於一九八五年十一月加入太古集團，除香港外，曾駐集團的英國、日本、澳洲、韓國及巴林辦事處。在加入公司前，為國泰航空有限公司中東、印度及非洲地區經理。

紀必信，現年五十三歲，於二零零五年九月一日獲委任為財務董事。一九八零年三月加入太古集團，一九八四年十一月調任為公司財務總監。由一九九二年至二零零五年八月借調太古股份有限公司。

馬海文，現年四十五歲，於二零零一年十月加入公司，並自二零零二年二月一日起出任工程董事。曾為國泰航空有限公司工程策劃及技術供應總經理。於一九八七年加入太古集團。

非常務董事

唐寶麟，現年五十歲，自一九九五年九月起出任董事局主席。於一九九零年一月至一九九三年十二月期間出任公司董事兼董事總經理，並於一九九五年三月再次加入董事局。之前為太古股份有限公司、國泰航空有限公司及香港太古集團有限公司主席，至二零零六年一月三十一日辭去太古職務為止。

梁德基，現年六十歲，自一九九八年五月起出任公司董事。亦為國泰航空有限公司工務董事，並為香港航空發動機維修服務有限公司董事。彼為國泰航空有限公司的僱員。
代董事：簡柏基

Davy HO Cho Ying +, aged 58, has been a Director of the Company since September 1999. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan. He is also a director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited.

Peter Andre JOHANSEN #*+, aged 63, has been a Director of the Company since July 1984 and is Chairman of the Remuneration Committee. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a director of John Swire & Sons Limited and Swire Pacific Limited.

Antony Nigel TYLER +, aged 50, has been a Director of the Company since December 1996. He joined the Swire group in 1977 and, in addition to Hong Kong, has worked with the group in Australia, the Philippines, Canada, Japan, Italy and United Kingdom. He was appointed Chief Operating Officer of Cathay Pacific Airways Limited in January 2005. He is also Chairman of AHK Air Hong Kong Limited and a director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited.

Independent Non-Executive Directors

Robert Ernest ADAMS, aged 62, has been a Director of the Company since October 2004. He is the Chief Operating Officer and Chief Financial Officer of Li & Fung Limited, and previously was an executive director of CITIC Pacific Limited.

James Seymour DICKSON LEACH #*, aged 60, has been a Director of the Company since July 1986 and is Chairman of the Audit Committee. He is Chairman of Sir Elly Kadoorie & Sons Limited and a director of The Hongkong & Shanghai Hotels, Limited, and of CLP Holdings Limited.
Alternate: The Hon. Sir Michael David KADOORIE

Lincoln LEONG Kwok Kuen #*, aged 45, has been a Director of the Company since March 2003. He is also Finance Director of MTR Corporation Limited and a non-executive director of Tai Ping Carpets International Limited.

Notes:
Member of the Audit Committee
* Member of the Remuneration Committee

何祖英 +，現年五十八歲，自一九九九年九月起出任公司董事。於一九七零年加入太古集團，曾在集團的香港及台灣辦事處工作。亦為太古股份有限公司及香港太古集團有限公司董事。

容漢新 #*+，現年六十三歲，自一九八四年七月起出任公司董事，為薪酬委員會主席。於一九七三年加入太古集團，曾駐集團的香港及日本辦事處。亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟 +，現年五十歲，自一九九六年十二月起出任公司董事。於一九七七年加入太古集團，除香港外曾駐集團的澳洲、菲律賓、加拿大、日本、意大利及英國辦事處。於二零零五年一月獲委任為國泰航空有限公司常務總裁。亦為香港華民航空有限公司主席及香港太古集團有限公司與港龍航空有限公司董事。

獨立非常務董事

羅安達，現年六十二歲，自二零零四年十月起出任公司董事。為利豐有限公司營運總監及財務總監，曾任中信泰富有限公司常務董事。

李德信 #*，現年六十歲，自一九八六年七月起出任公司董事，為審核委員會主席。亦為嘉道理父子有限公司主席，及香港上海酒店有限公司與中電控股有限公司董事。
代董事：米高嘉道理爵士

梁國權 #*，現年四十五歲，自二零零三年三月起出任公司董事。亦為地鐵有限公司財務董事及太平地氈國際有限公司非執行董事。

附註：
審核委員會成員
* 薪酬委員會成員

Executive Officer

John CHI Tin Mong, aged 61, joined the Company in 1962. He was appointed Director and Chief Operating Officer of Taikoo (Xiamen) Aircraft Engineering Company Limited, a subsidiary of the Company incorporated in the People's Republic of China in September 1996. He reached normal retirement age in August 2004 and has contracted to work for the Company until 30th September 2006.

Secretary

David FU Yat Hung +, aged 42, has been Company Secretary since January 2006. He joined the Swire group in 1988.

行政人員

遲天孟，現年六十一歲，於一九六二年加入公司。於一九九六年九月獲委任為公司於中華人民共和國註冊成立的附屬公司廈門太古飛機工程有限公司董事兼營運總裁。遲先生於二零零四年八月已達正常退休年齡，並已簽訂合約再為公司服務至二零零六年九月三十日止。

公司秘書

傅溢鴻 +，現年四十二歲，自二零零六年一月起出任公司秘書。於一九八八年加入太古集團。

Note:

附註：

The Directors submit their report and the audited accounts for the year ended 31st December 2005, which are set out on pages 32 to 63.

董事局謹提呈截至二零零五年十二月三十一日止年度的報告書及經審核賬目。該等賬目詳列於第三十二頁至第六十三頁。

Principal activity and results

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance. Its operations are carried out principally in Hong Kong and Xiamen, People's Republic of China. The results of the Group are set out in the consolidated profit and loss account on page 32.

主要業務及業績

香港飛機工程有限公司集團的主要業務為經營商用飛機大修及維修業務。其業務主要在香港及中華人民共和國廈門進行。集團的業績詳列於第三十二頁的綜合損益賬內。

Ten-year financial summary

A ten-year financial summary of the results and of the assets and liabilities of the Group is shown on pages 4 and 5.

十年財務概要

集團的業績、資產及負債的十年財務概要載於第四頁及第五頁。

Dividends

The Directors recommend the payment of a final dividend of HK$1.10 per ordinary share for the year ended 31st December 2005 which, together with the interim dividend of HK$0.50 per ordinary share paid on 26th September 2005 makes a total dividend for the year of HK$1.60 per ordinary share. This represents a total distribution for the year of HK$266 million. Subject to the approval of the 2005 final dividend by the shareholders at the Annual General Meeting on 9th May 2006, it is expected that the dividend will be paid on 19th May 2006 to shareholders registered on 9th May 2006. The shareholders' register will be closed from 2nd May 2006 to 9th May 2006, both dates inclusive.

股息

董事局建議派發截至二零零五年十二月三十一日止年度的末期股息每普通股港幣 1.10元，連同於二零零五年九月二十六日已派發的中期股息每普通股港幣0.50元，全年派息為每普通股港幣1.60元。全年派息總額為港幣二億六千六百萬元。二零零五年末期股息有待股東於二零零六年五月九日召開的股東週年大會通過，股息預期於二零零六年五月十九日派發予於二零零六年五月九日名列股東名冊內的股東。股票過戶手續將於二零零六年五月二日至二零零六年五月九日 (包括首尾兩天) 暫停辦理。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 21 to the accounts.

儲備賬

公司及集團年內的儲備賬變動見賬目附註第21條。

Bank and other borrowings

The details of the Company's and its subsidiary company's borrowings are shown in notes 23 and 24 to the accounts.

銀行及其他借貸

公司及其附屬公司的借貸詳列於賬目附註第23及24條。

Interest

The details of interest are included in note 8 to the accounts.

利息

利息詳列於賬目附註第8條。

Accounting policies

The principal accounting policies of the Group are set out in note 2 to the accounts.

會計政策

集團的主要會計政策見賬目附註第2條。

Donations

During the year the Company and its subsidiary companies made donations for charitable purposes totalling HK$5 million.

捐款

年內公司及其附屬公司的慈善捐款共達港幣五百萬元。

Property, plant and equipment

Movements of property, plant and equipment are shown in note 13 to the accounts.

物業、廠房及設備

物業廠房及設備增減詳情，見賬目附註第13條。

Share capital

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies (2004: nil). At 31st December 2005, 166,324,850 shares were in issue (31st December 2004: 166,324,850 shares).

The Company has not adopted any share option scheme during the year.

股本

在回顧的年度內，公司或其附屬公司並無購回、出售或贖回公司的股份 (二零零四年為零)。於二零零五年十二月三十一日，已發行股份為166,324,850股(二零零四年十二月三十一日為166,324,850股)。

年內，公司並無採納任何認購股權計劃。

Commitments and contingencies

Details of capital commitments of the Group and the Company as at 31st December 2005 are set out in note 27 to the accounts. There are no contingent liabilities as at 31st December 2005.

承擔及或有事項

集團及公司於二零零五年十二月三十一日的資本性承擔詳載於賬目附註第27條。於二零零五年十二月三十一日並無或有負債。

Major customers and suppliers (significant contracts)

64.5% of sales and 38.7% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 36.7% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited ("CX"), while 14% of purchases were from the largest supplier, Aero Inventory (U.K.) Limited which is a wholly owned subsidiary of Aero Inventory plc. In respect of the Company's transactions with CX, CX and its controlling shareholder Swire Pacific Limited are interested as substantial shareholders of the Company; Derek Cridland is interested as shareholder, director and employee of CX; Charles Bremridge, Marven Bowles and J Robert Gibson as shareholders of CX; and Tony Tyler as shareholder and director of CX. In respect of the Company's transactions with Hong Kong Dragon Airlines Limited ("KA"), CX and Swire Pacific Limited are interested as shareholders of KA and Tony Tyler is interested as a director of KA.

Save as disclosed above, no Director, any of their associates or any shareholder who, to the knowledge of the Directors, owns more than 5% of the Company's issued share capital (other than in respect to CX) has an interest in the customers or suppliers disclosed above.

主要客戶及供應商(重要合約)

年內，集團的五大客戶及供應商分別佔公司銷售額百分之六十四點五及採購額百分之三十八點七。集團的最大客戶國泰航空有限公司（「國泰航空」）佔公司銷售額百分之三十六點七，而百分之十四的採購額則來自最大供應商Aero Inventory (U.K.) Limited，該公司乃Aero Inventory plc 的全資附屬公司。就公司與國泰航空的交易，國泰航空及其控股股東太古股份有限公司作為公司主要股東有利益關係；梁德基作為國泰航空股東、董事及僱員有利益關係；彭勵志、馬文博及紀必信作為國泰航空股東有利益關係；而湯彥麟則作為國泰航空股東及董事有利益關係。就公司與港龍航空有限公司（「港龍航空」）的交易，國泰航空與太古股份有限公司作為港龍航空股東有利益關係，而湯彥麟則作為港龍航空董事有利益關係。

如上述所披露，各董事、其聯繫人士或任何據董事局所知擁有逾百分之五公司已發行股本的股東(國泰航空除外)，均無持有在上文披露的客戶或供應商的權益。

Agreement for services

The Company has an agreement for services with John Swire & Sons (H.K.) Limited ("JSSHK"), the particulars of which and of the fees paid and the expenses reimbursed for the year ended 31st December 2005 are set out in note 29 to the accounts.

As Directors/employees of the John Swire & Sons Limited ("Swire") group, Charles Bremridge, Davy Ho, Peter Johansen and Tony Tyler are interested in the JSSHK Services Agreement (as defined in note 29) and in the case of Peter Johansen also as a shareholder. David Turnbull was interested as director and employee of the Swire group until 31st January 2006. Marven Bowles was interested as employee of the Swire group

服務協議

公司與香港太古集團有限公司（「香港太古集團」）訂立一份服務協議，協議詳情及截至二零零五年十二月三十一日止年度的已付費用及代支費用於賬目附註第29條列述。

彭勵志、何祖英、容漢新及湯彥麟作為英國太古集團有限公司(「太古」) 集團董事/僱員，在香港太古集團服務協議 (定義如賬目附註第29條所述) 中有利益關係，而容漢新同時為股東。唐寶麟作為太古集團董事及僱員有利益關係直至二零零六年一月三十

Continuing connected transactions

The Group's continuing connected transactions are set out in note 29 to the accounts.

Three Independent Non-Executive Directors, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out in note 29 have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreements governing the transactions; and

(d) they have not exceeded the relevant annual caps disclosed in previous announcements, except for the continuing connected transactions with AHK Air Hong Kong Limited for the year ended 31st December 2005.

Directors

The names of the present Directors are listed on pages 23 to 24. Of these, J Robert Gibson was appointed on 1st September 2005. In addition, Marven Bowles and Dr. Alex Wu served as Directors of the Company during the year. Marven Bowles resigned on 31st August 2005. It is with sadness that the Directors report the death of Dr. Alex Wu on 10th January 2005. All the remaining Directors served throughout the year and still hold office at the date of this report.

Throughout the year, Christopher Gibbs served as Alternate Director to Derek Cridland and The Hon. Sir Michael Kadoorie served as Alternate Director to Dinty Dickson Leach.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith P.K. Chan,

持續關連交易

集團的持續關連交易於賬目附註第29條列述。

三名並無在任何與集團進行的關連交易中有利益關係的獨立非常務董事，已審核並確認賬目附註第29條列述的持續關連交易乃集團按以下原則訂立：

(a) 該等交易為集團的日常業務；

(b) 該等交易按照一般商務條款進行，或若可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對集團而言，該等交易的條款不遜於獨立第三者可取得或提供（視屬何情況而定）的條款；及

(c) 該等交易是根據有關協議的規定而進行，交易條款乃公平合理，並且符合公司股東的整體利益。

公司核數師亦已審核該等交易，並向董事局確認：

(a) 該等交易已獲得公司董事局批准；

(b) 該等交易乃按照集團的定價政策而進行(如交易涉及由集團提供貨品或服務)；

(c) 該等交易乃根據規限有關交易的協議而進行；及

(d) 該等交易並無超逾之前刊發的公告所披露的有關年度上限，截至二零零五年十二月三十一日止年度與香港華民航空有限公司的持續關連交易則除外。

董事

現任董事的姓名列於第二十三頁至第二十四頁。當中，紀必信於二零零五年九月一日獲委任。馬文博與吳樹熾博士亦於年內出任公司董事。馬文博於二零零五年八月三十一日退任董事，而吳樹熾博士於二零零五年一月十日因辭世而停任董事。其餘所有董事皆於年內全年任職，並於本報告書公佈的日期仍然在任。

年內全年間，簡柏基出任梁德基代董事，米高嘉道理爵士則出任李德信代董事。

根據公司章程第九十三條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，陳炳傑、何祖英、湯彥麟及梁國權於公司即將召開的股東週年大會告退，但因符合資

Davy Ho, Tony Tyler and Lincoln Leong retire at the forthcoming Annual General Meeting of the Company and, being eligible, offer themselves for re-election. J Robert Gibson, having been appointed to the Board under Article 91 since the last Annual General Meeting, also retires and offers himself for election.

格均願候選連任。紀必信根據第九十一條於上屆股東週年大會後獲委任為董事，亦於本年告退並願候選連任。

No Director has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

各董事均無與公司訂有不可由僱主免付賠償金 (法定的賠償金除外) 而於一年內終止的服務合約。

Fees totalling HK$0.4 million were paid to the Independent Non-Executive Directors during the year; they received no other emoluments from the Company or any of its subsidiary companies.

年內支付予獨立非常務董事的袍金總計港幣四十萬元；他們並無自公司或其任何附屬公司收取其他酬金。

Directors' interests

At 31st December 2005, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

董事權益

於二零零五年十二月三十一日，根據證券及期貨條例第352條須設立的名冊內所登記，以下董事在香港飛機工程有限公司的股份中持有實益：

	Personal 個人權益	Other 其他權益	Total 總計	Percentage of issued capital (%) 已發行股本百分比(%)	
The Hon. Sir Michael Kadoorie (Alternate Director)	–	3,782,886*	3,782,886	2.27	米高嘉道理爵士 (代董事)
J Robert Gibson	28,000	–	28,000	0.02	紀必信
Dinty Dickson Leach	124,800	–	124,800	0.08	李德信

** The Hon. Sir Michael Kadoorie is one of the discretionary objects and the founder of a discretionary trust which ultimately holds these shares.*

** 米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位信託對象及創立人。*

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations, if any (within the meaning of Part XV of the SFO).

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團 (如有，定義見證券及期貨條例第XV部) 的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

Neither during nor prior to the year under review has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，公司的任何董事或其配偶或未成年子女並無獲授權或行使權利，以認購公司股份、認股權證或債券。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

在本年度任何期間內，除在此報告內所述外，公司或其任何相聯法團所簽訂的重要合約，概無董事在其中直接或間接擁有重大實益。

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

在本年度任何期間內，公司或其任何相聯法團，概無任何安排使公司董事得以購買公司或其他法人團體的股份或債券而獲得利益。

Directors' interests in competing business

None of the Directors and their respective associates has any competing interests which need to be disclosed pursuant to Rule 8.10 of the Listing Rules.

董事於競爭性業務的權益

公司的董事及其各自的聯繫人士並無在任何競爭性業務中，擁有根據上市規則第8.10條規定須予披露的權益。

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2005 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

主要股東權益及其他權益

根據證券及期貨條例第336條須設立的股份及淡倉權益名冊所載，於二零零五年十二月三十一日，公司已獲通知主要股東及其他人等於公司的股份持有以下權益：

	Number of shares 股份數目	Percentage of issued capital (%) 已發行股本百分比(%)	Type of interest (notes) 權益類別 (附註)
1. Cathay Pacific Airways Limited 國泰航空有限公司	45,649,686	27.45	Beneficial owner 實益擁有人
2. Swire Pacific Limited 太古股份有限公司	99,567,103	59.86	Beneficial owner and attributable interest(1) 實益擁有人及應佔權益(1)
3. John Swire & Sons Limited 英國太古集團有限公司	99,567,103	59.86	Attributable interest(2) 應佔權益(2)
4. Marathon Asset Management Limited	14,985,730	9.01	Investment manager 投資經理

Notes: At 31st December 2005:

(1) Swire Pacific Limited was interested in 53,917,417 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's approximately 46% interest in Cathay Pacific Airways Limited;

(2) Swire and its wholly owned subsidiary JSSHK are deemed to be interested in the 99,567,103 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights.

附註：於二零零五年十二月三十一日：

(1) 太古股份有限公司作為實益擁有人持有公司53,917,417股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約百分之四十六權益，而被視作持有公司45,649,686股直接由國泰航空公司持有的股份權益；

(2) 因太古集團直接或間接擁有太古股份有限公司股份權益，即約三成已發行股本及約百分之五十三投票權，而太古股份有限公司擁有公司權益，太古及其全資附屬公司香港太古集團被視作持有公司 99,567,103股股份權益。

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

核數師

在即將舉行的股東週年大會上，將動議通過再聘請羅兵咸永道會計師事務所為公司核數師的決議案。

By order of the Board

David Turnbull

Chairman

Hong Kong, 7th March 2006

承董事局命

主席

唐寶麟

香港，二零零六年三月七日

Auditors' report to the shareholders of
Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 32 to 63 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7th March 2006

致香港飛機工程有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第三十二頁至六十三頁的賬目，該等賬目乃按照香港普遍採納的會計原則編製。

董事及核數師各自的責任

香港公司條例規定董事須編製真實兼公平的賬目。在編製該等真實兼公平的賬目時，董事必須採用適當的會計政策，並且貫徹應用該等會計政策。

本核數師的責任是根據審核的結果，對該等賬目作出獨立意見，並按照香港公司條例第141條的規定，只向作為法人團體的股東報告，不作其他用途。本核數師概不就本報告書的內容，向任何其他人士負責或承擔法律責任。

意見的基礎

本核數師已按照香港會計師公會所頒佈的香港審計準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關的憑證，亦包括評審董事於編製賬目時所作的重大估計和判斷，所採用的會計政策是否適合　貴公司與　貴集團的具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需的資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該等賬目所載的資料在整體上是否足夠。本核數師相信我們的審核工作已為下列意見提供合理的基礎。

意見

本核數師認為，上述的賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零五年十二月三十一日結算時的財務狀況，及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例妥為編製。

香港執業會計師
羅兵咸永道會計師事務所

香港，二零零六年三月七日

CONSOLIDATED PROFIT AND LOSS ACCOUNT 綜合損益賬

for the year ended 31st December 2005 截至二零零五年十二月三十一日止年度

(in HK$ Million)	Note 附註	2005	2004	*(港幣百萬元)*
Turnover	*2(p)*	**3,121**	2,134	**營業總額**
Operating expenses:				**營業開支：**
Staff remuneration and benefits	*6*	**(1,425)**	(1,151)	職員薪酬及福利
Cost of direct material and job expenses		**(680)**	(403)	直接材料費用及工作開支
Depreciation and amortisation	*13*	**(202)**	(144)	折舊及攤銷
Insurance and utilities		**(107)**	(74)	保險及公用開支
Operating lease rentals – land and buildings		**(53)**	(52)	營業租賃租金— 土地及樓宇
Repairs and maintenance		**(81)**	(48)	修理及維修
Other operating expenses		**(72)**	(40)	其他營業開支
Operating profit		**501**	222	**營業溢利**
Net finance income/(charges)	*8*	**7**	(3)	**財務收入/(支出)淨額**
Net operating profit		**508**	219	**營業淨溢利**
Share of after-tax results of jointly controlled companies	*15*	**267**	256	**應佔共控公司除稅後業績**
Profit before taxation		**775**	475	**除稅前溢利**
Taxation	*9*	**(65)**	(24)	**稅項**
Profit for the year		**710**	451	**本年溢利**
Attributable to:				**應佔：**
The Company's shareholders	*10*	**618**	438	**公司股東**
Minority interests		**92**	13	**少數股東權益**
		710	451	
Dividends				**股息**
Interim – paid		**83**	53	中期 — 已付
Final – proposed		**183**	128	末期 — 擬派
	11	**266**	181	
Earnings per share attributable to the Company's shareholders (basic and diluted)	*12*	**HK$3.72**	HK$2.63	**公司股東應佔每股盈利(基本及攤薄)**

The notes on pages 37 to 63 form part of these accounts.

由第三十七頁至第六十三頁之附註均屬此賬目之一部份。

CONSOLIDATED BALANCE SHEET 綜合資產負債表

at 31st December 2005 二零零五年十二月三十一日結算

(in HK$ Million)	Note 附註	**2005**	2004	*(港幣百萬元)*
ASSETS AND LIABILITIES				**資產及負債**
Non-current assets				**非流動資產**
Property, plant and equipment	*13*	**2,442**	2,095	物業、廠房及設備
Leasehold land and land use rights	*13*	**192**	197	租賃土地及土地使用權
Intangible assets	*13*	**6**	8	無形資產
Jointly controlled companies	*15*	**671**	719	共控公司
Retirement benefit assets	*16*	**177**	199	退休金資產
Deferred tax assets	*17*	**7**	11	遞延稅項資產
		3,495	3,229	
Current assets				**流動資產**
Stocks of aircraft parts	*18*	**78**	71	飛機零件存貨
Work in progress	*18*	**88**	79	未完工程
Debtors and prepayments	*19*	**477**	412	應收及預付賬項
Deposits and bank balances	*26(c)*	**895**	576	存款及銀行結存
		1,538	1,138	
Current liabilities				**流動負債**
Creditors and accruals	*19*	**581**	483	應付及應計賬項
Term loan due within one year	*23*	**–**	4	一年內期滿的長期借款
Short-term bank loans	*24*	**18**	–	短期銀行貸款
Taxation		**17**	11	稅項
		616	498	
Net current assets		**922**	640	**流動資產淨值**
Total assets less current liabilities		**4,417**	3,869	**資產總額減流動負債**
Non-current liabilities				**非流動負債**
Long-term loan	*23*	**–**	96	長期借款
Receipt in advance	*25*	**122**	–	預收款項
Deferred tax liabilities	*17*	**197**	169	遞延稅項負債
		319	265	
NET ASSETS		**4,098**	3,604	**資產淨值**
Equity attributable to the Company's shareholders				**公司股東應佔權益**
Share capital	*20*	**166**	166	股本
Reserves	*21*	**3,346**	2,943	儲備
		3,512	3,109	
Minority interests	*22*	**586**	495	**少數股東權益**
TOTAL EQUITY		**4,098**	3,604	**權益總額**

David Turnbull
Dinty Dickson Leach
Directors

董事
唐寶麟
李德信

Hong Kong, 7th March 2006

香港，二零零六年三月七日

The notes on pages 37 to 63 form part of these accounts.

由第三十七頁至第六十三頁之附註均屬此賬目之一部份。

COMPANY BALANCE SHEET 公司資產負債表

at 31st December 2005 二零零五年十二月三十一日結算

(in HK$ Million)	Note 附註	2005	2004	(港幣百萬元)
ASSETS AND LIABILITIES				**資產及負債**
Non-current assets				**非流動資產**
Property, plant and equipment	13	**1,532**	1,435	物業、廠房及設備
Leasehold land	13	**18**	18	租賃土地
Intangible assets	13	**6**	8	無形資產
Subsidiary companies	14	**268**	268	附屬公司
Jointly controlled companies	15	**54**	52	共控公司
Retirement benefit assets	16	**177**	199	退休金資產
		2,055	1,980	
Current assets				**流動資產**
Stocks of aircraft parts	18	**32**	34	飛機零件存貨
Work in progress	18	**59**	54	未完工程
Debtors and prepayments	19	**409**	326	應收及預付賬項
Deposits and bank balances	26	**715**	387	存款及銀行結存
		1,215	801	
Current liabilities				**流動負債**
Creditors and accruals	19	**438**	374	應付及應計賬項
Term loan due within one year	23	**–**	4	一年內期滿的長期借款
Taxation		**12**	–	稅項
		450	378	
Net current assets		**765**	423	**流動資產淨值**
Total assets less current liabilities		**2,820**	2,403	**資產總額減流動負債**
Non-current liabilities				**非流動負債**
Long-term loan	23	**–**	96	長期借款
Receipt in advance	25	**122**	–	預收款項
Deferred tax liabilities	17	**197**	169	遞延稅項負債
		319	265	
NET ASSETS		**2,501**	2,138	**資產淨值**
Equity attributable to the Company's shareholders				**公司股東應佔權益**
Share capital	20	**166**	166	股本
Reserves	21	**2,335**	1,972	儲備
TOTAL EQUITY		**2,501**	2,138	**權益總額**

David Turnbull
Dinty Dickson Leach
Directors

董事
唐寶麟
李德信

Hong Kong, 7th March 2006

香港，二零零六年三月七日

The notes on pages 37 to 63 form part of these accounts.

由第三十七頁至第六十三頁之附註均屬此賬目之一部份。

CONSOLIDATED CASH FLOW STATEMENT | 綜合現金流量表

for the year ended 31st December 2005 截至二零零五年十二月三十一日止年度

(in HK$ Million)	Note 附註	2005	2004	(港幣百萬元)
Operating activities				**營運業務**
Net cash generated from operations	26(a)	**867**	317	營運業務產生的現金淨額
Interest paid		**(7)**	(8)	已付利息
Interest received		**13**	5	已收利息
Taxation paid		**(30)**	–	已付稅項
Net cash generated from operating activities		**843**	314	**營運業務產生的現金淨額**
Investing activities				**投資業務**
Purchase of property, plant and equipment		**(546)**	(109)	購買物業、廠房及設備
Purchase of intangible assets		**–**	(7)	購買無形資產
Sale of property, plant and equipment		**–**	3	出售物業、廠房及設備
Acquisition of a subsidiary company		**–**	142	購入附屬公司
Loans advanced to a jointly controlled company		**(3)**	–	予共控公司借款
Loans repaid by a jointly controlled company		**–**	62	共控公司償還借款
Dividends received from jointly controlled companies		**318**	70	已收共控公司股息
Net increase in short-term deposits maturing after three months		**(37)**	(15)	逾三個月到期的短期存款增加淨額
Net cash (used in)/generated from investing activities		**(268)**	146	**投資業務(所用)/產生的現金淨額**
Net cash inflow before financing activities		**575**	460	**融資業務前的現金流入淨額**
Financing activities				**融資業務**
Repayment of term loan		**(100)**	(4)	償還長期借款
Drawing of bank loans		**18**	–	提取銀行貸款
Dividends paid to the Company's shareholders		**(211)**	(312)	已付予公司股東的股息
Dividends paid to minority interests		**–**	(25)	已付予少數股東權益的股息
Net cash used in financing activities		**(293)**	(341)	**融資業務所用的現金淨額**
Net increase in cash and cash equivalents		**282**	119	**現金及現金等價物增加淨額**
Cash and cash equivalents at 1st January		**527**	408	**一月一日結算的現金及現金等價物**
Cash and cash equivalents at 31st December	26(c)	**809**	527	**十二月三十一日結算的現金及現金等價物**

The notes on pages 37 to 63 form part of these accounts.

由第三十七頁至第六十三頁之附註均屬此賬目之一部份。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 綜合權益變動表

for the year ended 31st December 2005 截至二零零五年十二月三十一日止年度

(in HK$ Million)	**2005**	2004	(港幣百萬元)
Total equity at 1st January			**一月一日結算的權益總額**
– as originally stated	**3,109**	2,983	一 如原本列述
– as previously separately reported as minority interests	**495**	5	一 如之前作為少數股東權益另行報告
– as restated	**3,604**	2,988	一 如重列
Exchange differences and net expenses recognised directly in equity	**(5)**	–	**匯兌差額及直接於權益確認的支出淨額**
Profit for the year	**710**	451	**本年溢利**
Total recognised income for the year	**705**	451	**本年已確認收入總額**
Dividends paid to the Company's shareholders	**(211)**	(312)	**已付予公司股東的股息**
Dividends paid to minority interests	**–**	(25)	**已付予少數股東權益的股息**
Acquisition of a subsidiary company	**–**	502	**購入附屬公司**
Total equity at 31st December	**4,098**	3,604	**十二月三十一日結算的權益總額**
Total recognised income for the year attributable to:			**應佔本年已確認收入總額：**
The Company's shareholders	**614**	438	公司股東
Minority interests	**91**	13	少數股東權益
	705	451	

The notes on pages 37 to 63 form part of these accounts.

由第三十七頁至第六十三頁之附註均屬此賬目之一部份。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided under note 5.

The principal activities of the Group's subsidiary and jointly controlled companies are set out on page 63. Financial summaries of the jointly controlled companies are provided under note 15.

1. 主要業務

香港飛機工程有限公司集團主要在香港及中國內地從事商用飛機大修、改裝及維修業務。由於並無其他主要業務，因此並無報告進一步的商業分項資料。集團財務資料的地區分項分析於附註5列述。

集團的附屬及共控公司的主要業務於第六十三頁列述。共控公司的財務概要則於附註15列述。

2. Principal accounting policies

(a) *Basis of preparation*

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") and the disclosure requirements set out in the Listing Rules of the Hong Kong Stock Exchange. The accounts have been prepared under the historical cost convention.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the accounts, are disclosed in note 3.

In 2005, the Group adopted the following new or revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HKAS-Int 15	Operating Leases – Incentives
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts

2. 主要會計政策

(a) *編製原則*

賬目乃按照香港財務報告準則編製，並符合香港聯合交易所上市規則開列的披露要求。賬目乃依據歷史成本常規法編製。

遵照香港財務報告準則編製賬目，需要作出若干重要的會計估計，亦需要管理層在應用集團的會計政策過程中行使判斷。涉及較高判斷或較複雜程度的範疇，或所作假設及估計對賬目有重大影響的範疇，於附註3披露。

在二零零五年，集團採納以下新訂或經修訂的香港財務報告準則及詮釋，該等準則及詮釋與其營運業務有關。二零零四年的比較數字已按照有關要求視乎需要作出修訂。

香港會計準則第一號	財務報表之呈報
香港會計準則第二號	存貨
香港會計準則第七號	現金流量表
香港會計準則第八號	會計政策、會計估算更改及錯誤更正
香港會計準則第十號	結算日後事項
香港會計準則第十六號	物業、廠房及設備
香港會計準則第十七號	租賃
香港會計準則第二十一號	匯率變更之影響
香港會計準則第二十三號	借貸成本
香港會計準則第二十四號	關聯方披露
香港會計準則第二十七號	綜合及獨立財務報表
香港會計準則第二十八號	聯營公司投資
香港會計準則第三十一號	合營企業權益
香港會計準則第三十二號	金融工具：披露及呈報
香港會計準則第三十三號	每股盈利
香港會計準則第三十六號	資產減值
香港會計準則第三十八號	無形資產
香港會計準則第三十九號	金融工具：確認及計量
香港會計準則詮釋第四號	租賃－確定有關香港土地租賃的租賃期長短
香港會計準則詮釋第十五號	營運租賃－優惠
香港財務報告準則第三號	企業合併
香港財務報告準則第四號	保險合約

Apart from certain presentational changes as set out below, the adoption of the above new HKFRS standards and interpretations does not have any material effect on the accounts.

除下述若干呈列方式有所改變外，採納以上新訂香港財務報告準則及詮釋對賬目並無任何重大影響。

(i) HKAS 1 "Presentation of financial statements" has affected the presentation of minority interests, share of net after-tax results of jointly controlled companies and other disclosures.

(i) 香港會計準則第一號「財務報表之呈報」對少數股東權益、應佔共控公司除税後業績及其他披露事項的呈列方式有所影響。

(ii) The adoption of revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land and land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

(ii) 採納經修訂的香港會計準則第十七號「租賃」令會計政策有所改變，有關租賃土地及土地使用權由物業、廠房及設備重新歸類為營業租賃。為租賃土地及土地使用權所支付的預付款項乃按租賃期限以直線法於損益賬支銷，或如有減值，減值虧損則於損益賬中支銷。在過往年度，租賃土地及土地使用權乃以原值減累積折舊及累積減值入賬。

(iii) Turnover represents the aggregated amounts invoiced to customers and changes in work in progress. In prior years, turnover included the aggregated amount invoiced to customers only.

(iii) 營業總額代表開給客戶發票的金額總數以及未完工程變動。在過往年度，營業總額只包括開給客戶發票的金額總數。

(iv) Certain comparative amounts have been reclassified to conform to the current year's presentation. The change relates to a more meaningful reclassification among operating expense categories.

(iv) 若干比較數字已予重列，以符合本年度的陳述方式。此變動是將營業開支類別更有意義地重新分類。

The Group has not early adopted the following new standards or interpretations that have been issued but are not yet effective. The adoption of such standards or interpretations would not result in substantial changes to the Group's accounting policies.

集團並無提前採納以下已頒佈但未生效的新訂準則或詮釋。採納此等準則或詮釋不會對集團的會計政策造成重大改變。

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

香港會計準則第十九號 (修訂)	精算盈虧，集團界定福利計劃及披露
香港財務報告準則第七號	金融工具：披露
香港財務報告準則詮釋第四號	釐定一項安排是否包含租賃

(b) *Basis of consolidation*

The consolidated accounts incorporate the accounts of the Company and its subsidiary companies made up to 31st December.

(b) *綜合原則*

綜合賬目包括公司及其附屬公司結算至十二月三十一日的賬目。

Subsidiary companies are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

附屬公司自股權控制轉移至集團之日起，其賬目已全面合併於集團賬內，並於股權控制終止之日起從集團賬中剔除合併。

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the

集團以購買會計法為集團購入的附屬公司列賬。購買成本乃按交易當日所獲資產的公平值、所發行的權益衍生工具，以及所產生或承擔的負債，加上直接因購買交易而引起的成本計算。在商業合併過程中產生的可辨認購入資產、負債及或有負債，均於購買當日按其公平值作出初步計量，而不考慮任何程度的少數股東權益。從購買成本扣除集團應佔可辨認購買資產淨值後的餘額，以商譽列賬。如購買成本低於所購入附屬公司資產淨值的

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated upon consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary and jointly controlled companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

集團旗下公司間的交易、結餘及交易的未變現利益，均於合併時抵銷。未變現虧損亦予抵銷，除非交易有證據證明轉讓資產出現減值。附屬及共控公司的會計政策已在必要時作出相應更改，以確保與集團所採納的政策一致。

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

在資產負債表中的少數股東權益指集團以外的股東所佔附屬公司的資產淨值。

(c) Subsidiary companies

Subsidiary companies are those companies in which the Group, directly or indirectly, has an interest of more than half the voting powers or otherwise has the power to govern the financial and operating policies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(c) 附屬公司

附屬公司乃指集團直接或間接持有逾半數投票權的權益或有權管治其財務及營業政策的公司。

在公司的資產負債表內，附屬公司的投資按成本扣除任何減值虧損準備入賬。附屬公司業績在公司賬目中按已收及應收股息入賬。

(d) Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. When the Group's share of losses in a jointly controlled company equals or exceeds its interest in the jointly controlled company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled company. Results reported by jointly controlled companies are changed where necessary to ensure no material inconsistency with differences from the accounting policies adopted by the Group. No such adjustment was required for the results reported in these accounts.

In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for any impairment losses. The results of jointly controlled companies are accounted for by the Company on the basis of dividends received and receivable.

(d) 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有任何參與的夥伴能對該公司的經濟活動進行單方面控制。

綜合損益賬包括集團應佔共控公司的業績。在綜合資產負債表中，於共控公司的投資相等於集團應佔資產淨值。如集團的應佔共控公司虧損相等於或超逾其佔共控公司的權益，包括任何其他無抵押應收賬項，則集團不確認進一步的虧損，除非集團已代共控公司承擔負債或支付款項。如有需要，共控公司所報告的業績會作出更改，以確保並無與集團採納的會計政策有重大差異。本賬目所報告的業績並不需要作出此等調整。

在公司資產負債表中，於共控公司的投資按成本扣除減值虧損準備列賬。共控公司的業績以所收及應收股息計算在公司賬內。

(e) Foreign currency translation

Items included in accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency denominated monetary assets and liabilities and the balance sheets are translated into Hong Kong dollars, the Group's functional currency, at the rates of exchange ruling at the balance sheet date. Foreign

(e) 外幣換算

集團旗下各公司的賬目所載項目，均以該公司營運的主要經濟環境所採用的貨幣（「功能貨幣」）計算。綜合賬目乃以港幣呈列，而港幣乃公司的功能及呈列貨幣。

以外幣為單位的貨幣資產及負債以及資產負債表，經按資產負債表結算日的兑換率化為港元，即集團的功能貨

rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign subsidiary and jointly controlled companies which are taken directly to revenue reserve.

The balance sheets of foreign subsidiary and jointly controlled companies denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at the weighted average exchange rates during the year. When foreign subsidiary or jointly controlled companies are sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(f) *Assets under operating leases*

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

(g) *Property, plant and equipment*

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

Rates of depreciation are calculated using the straight line method to allocate the cost of property, plant and equipment to their residual values over their estimated useful lives. Depreciation rates in use for property, plant and equipment are as follows:

Buildings and building facilities	2.5% to 10%
Equipment, plant and machinery	9% to 33%
Motor vehicles	18% to 20%
Rotable spares	7%
Plant and buildings under construction	Nil

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

幣。年內的外幣交易以交易日的市場匯兑率換算。兑換盈虧已列入損益賬，但於外國附屬及共控公司的投資淨額的未變現差額則除外，該等差額直接計入收益儲備中。

於年內，以外幣計值的外國附屬及共控公司的資產負債表以資產負債表結算日的兑換率折算，而損益賬則以加權平均匯率折算。如售出外國附屬或共控公司，該等匯兑差額則作為出售盈虧的一部分於損益賬中確認。

購入外國企業所產生的商譽及公平值調整，乃作為該外國公司的資產及負債處理，並按收市匯率折算。

(f) *營業租賃資產*

如絕大部分資產的回報及風險擁有權為租賃公司所持有，租賃作為營業租賃入賬。

按營業租賃協議支付或應付的租賃費用，經合併計算按各自的租賃期平均列入營業溢利賬中支銷。

(g) *物業、廠房及設備*

物業、廠房及設備按成本減累積折舊及累積減值虧損列賬。成本包括直接因購買項目而引起的開支。

期後成本只在與該項目相關的未來經濟效益有可能歸於集團，並能可靠地計算出項目成本的情況下，始包括在資產的賬面值或確認為另立的資產(視何者適用而定)。所有其他修理及維修開支於其產生的財政期間計入損益賬中。

折舊率以直線法按物業、廠房及設備的估計可供使用年期分攤其成本至其剩餘價值計算。物業、廠房及設備使用的折舊率如下：

樓宇及樓宇設施	2.5%至10%
設備、廠房及機器	9%至33%
汽車	18%至20%
可修護備件	7%
興建中的廠房及樓宇	無

資產的剩餘價值及可供使用年期均於各資產負債表結算日進行檢討，並作出必要的調整。

如資產的賬面值高於其估計可收回值，則列算一項減值虧損以將資產值減至其可收回值。

The gain or loss on disposal of property, plant and equipment represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

出售物業、廠房及設備損益乃指出售淨收入與資產賬面值的差額，並於損益賬中確認。

(h) Intangible assets

(i) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. Goodwill on acquisitions of subsidiary company is included in intangible assets. Goodwill on acquisitions of jointly controlled companies is included in investments in jointly controlled companies. Goodwill is tested annually for impairment and carried at costs less accumulated impairment losses. Any impairment arising on goodwill is recognised in the profit and loss account immediately. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the acquisition of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets.

Computer software costs are amortised over their estimated useful life of five years.

(h) 無形資產

(i) 商譽值

綜合賬目所產生的商譽值，即購入附屬及共控公司的成本超過在購入當天集團在可分資產淨值中應佔的公平值。購入附屬公司所產生的商譽值已包括在無形資產中。購入共控公司所產生的商譽值已包括在共控公司的投資中。商譽值每年會測試有否減值，並按成本扣除累積減值虧損入賬。任何於商譽值產生的減值即時於損益賬中確認。出售企業的損益包括與所售出企業有關商譽值的賬面值。

商譽值分配予各現金產生單位，以作減值測試用途。

(ii) 電腦軟件

與開發或維修電腦軟件程式相關的成本已確認為費用支銷。集團控制直接購買的可識別及獨有軟件產品，並很可能產生超逾一年經濟效益的成本，已確認為無形資產。

電腦軟件成本已按其估計的五年可供使用年期攤銷。

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(i) 資產減值

無限定可使用年期的資產毋須作攤銷，但至少每年測試有否減值，並當情況或環境變化顯示賬面值或不能收回時作減值檢討。須攤銷的資產則在情況或環境變化顯示出賬面值或不能收回時作出減值檢討。如資產的賬面值超逾其可收回款額，則超逾的款額作為減值虧損確認。可收回款額為資產公平值扣除銷售成本及使用價值兩者中較高者。為評估減值，資產按可獨立識別現金流量 (現金產生單位) 的最小組合歸為一組。

(j) Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) 存貨及未完工程

存貨及未完工程按以加權平均基準計算的成本與可變現淨值兩者中的較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

(k) Debtors

Provision is made against debtors to the extent they are considered to be

(k) 應收賬項

對被視為呆賬的應收賬項作出準備。資產負債表內的應收賬項已扣除此準備列賬。

(l) *Cash and cash equivalents*

Deposits and bank balances are carried in the balance sheet at cost.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less bank overdrafts.

(m) *Borrowings*

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

(n) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Taxation rates enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary and jointly controlled companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(o) *Provisions*

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of

(l) *現金及現金等價物*

存款及銀行結存已按成本記入資產負債表中。

為編製現金流量表，現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還的款項及於購入時三個月內期滿的短期流動投資，減銀行透支。

(m) *借款*

借款初步按公平值扣除已產生的交易成本確認。交易成本為財務負債直接應佔的增加成本，包括向代理商、顧問、經紀及交易商支付的費用及佣金、監管代理機構及證券交易所徵收的款項，以及過戶登記稅項及稅款。借款其後按已攤銷成本列賬；所得款項 (扣除交易成本) 與贖回價值之間的任何差額，於借款期採用實際利率法於損益賬中確認。

除非集團有無條件權利延遲償還負債直至資產負債表結算日後最少十二個月，否則借款歸類為流動負債。

(n) *遞延稅項*

遞延稅項乃採用負債法，就資產及負債的評稅基準與其在賬目中的賬面值引起的暫時差異作出全數準備。然而，倘遞延所得稅乃因初始確認一項非業務合併的交易中的資產或負債而產生，而在進行交易時並無影響會計或應課稅溢利或虧損，則不予計算。遞延稅項乃採用在資產負債表結算日前已頒佈或實質頒佈，且預期於相關遞延所得稅資產變現或遞延所得稅負債清還時應用的稅率釐定。

遞延稅資產於有可能將未來應課稅溢利與可運用的暫時差異抵銷而確認。

遞延稅項乃就附屬及共控公司投資產生的暫時差異而作出準備，但如可以控制暫時差異的撥回時間，並有可能在可預見將來不會撥回則除外。

(o) *準備*

如集團因過往事件而須承擔現有的法定或推定責任，在解除該責任時極有可能引致資源流出，且流出的數額已作出可靠的估算，則需確認準備。

倘有多項類似責任，解除責任會否引致資源流出則經考慮責任的整體類別後釐定。即使相同類別責任中任何一項引致資源流出的可能性或不大，仍需確認準

(p) Turnover and revenue recognition

Turnover represents the aggregated amounts invoiced to customers and changes in work in progress. Invoices are raised either on completion or on stage completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress (note j). Total revenue recognised for the completed contract is equal to the aggregated amounts invoiced for the contract. Finance income is recognised on an accrual basis. Dividend income is recognised when the right to receive payment is established.

(q) Staff benefits

(i) Retirement benefits

The Company offers either Mandatory Provident Fund ("MPF") or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. They are funded in accordance with the actuarial recommendation.

The Company's contributions to the MPF are charged to the profit and loss account as incurred. For the two defined benefit schemes, retirement benefit costs, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value; retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The above calculations are performed annually by an actuary or the administration manager of the schemes.

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") pays contributions to the required statutory retirement scheme for its local employees. The scheme is operated by the Mainland China government. In addition, it operates a defined cost contribution scheme to employees who work for more than five years. Both TAECO and the employees are required to contribute 5% of the employee's relevant income. Contributions to the schemes are expensed as incurred.

(ii) Staff leave entitlements

Costs related to staff annual leave are recognised as the leave accrues to staff.

(r) Dividend distribution

Final dividends are recognised as a liability on approval by the Company's shareholders. Interim dividends are recognised as a liability on approval by the Company's Board.

(p) 營業總額及收益認算

營業總額指開給客戶發票的金額總數及未完工程變動。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程的認算收入為按該工程估值基準計算的工程成本 (附註j)。完成工程的總認算收入相等於就該合約開出發票的金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

(q) 僱員福利

(i) 退休金福利

公司讓其僱員選擇參加強制性公積金 (「強積金」) 或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算的估值方法予以估值。此等計劃乃根據精算建議供款。

公司的強積金供款如數記入損益賬內。而兩項界定福利計劃則用預計單位貸記法估量的退休福利費用入賬。按照此法，計劃資產按公平值衡量，而退休福利責任則參考期限與外匯基金票據的相若負債的市場孳息率，以預計其未來現金流量，再折算為現值。精算盈虧以計劃責任現值或計劃資產公平值兩者之間較大者百分之十為限，超過此上限的金額將按參與僱員的預期平均餘下服務年期間，在綜合損益賬中認算。

以上的計算每年由精算公司或計劃的管理經理進行。

廈門太古飛機工程有限公司(「廈門太古飛機工程公司」) 為其當地僱員向所需的法定退休計劃供款。該計劃由中國內地政府運作。此外，該公司為服務超過五年的僱員提供一項界定費用供款計劃。廈門太古飛機工程公司及其僱員均須以僱員有關收入的百分之五供款。向該等計劃所作的供款在須作供款時支付。

(ii) 僱員可享有的假期

與僱員年假相關的費用獲認算為僱員應計假期。

(r) 派息

末期股息在公司股東通過後確認為負債。中期股息在公司董事局通過後確認為負債。

(s) *Related parties*

Related parties are individuals and companies, including subsidiary, fellow subsidiary and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

(s) *有關連人士*

有關連人士指個人及公司，包括附屬公司、同系附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

3. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

3. 重要會計估算及判斷

集團在編製賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、廠房及設備的生產壽命及稅項的釐定。

4. Management of financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk, credit risk and liquidity risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollar and Renminbi. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity's functional currency.

Where appropriate the Group uses forward contracts to manage the foreign exchange risk arising from future commercial transactions and net foreign currency assets or liabilities.

(ii) Fair value interest rate risk

The Group's results and operating cash flows are substantially independent of changes in market interest rates.

(iii) Credit risk

The Group has policies in place to evaluate credit risk when accepting new business and limit its credit exposure to any individual customer.

(iv) Liquidity risk

The Group aims to maintain flexibility in funding by keeping sufficient cash or committed credit lines available.

4. 財務風險因素的管理

集團業務面臨外匯變動、公平值利率風險、信貸風險及流動資金風險。集團定期對此等風險進行檢討，以確保透過採用遠期合約、期權合約或其他適當的衍生金融工具，將風險對集團財務表現所造成的影響減至最低。集團的政策是採用以上衍生工具僅作財務風險管理用途。

(i) 外匯風險

集團面臨主要為港元及人民幣兌各種外幣所產生的外匯風險。外匯風險來自未來商業交易、確認資產與負債，及海外業務的投資淨額，以非企業的功能貨幣的貨幣計值。

集團在適當時採用遠期合約管理來自未來商業交易及外幣資產與負債淨額的外匯風險。

(ii) 公平值利率風險

集團的業績及營業現金流量實質上不受市場利率變動所影響。

(iii) 信貸風險

集團已制定政策，在接受新業務時評估信貸風險，並限制其面臨任何個別客戶的信貸風險。

(iv) 流動資金風險

集團致力透過維持足夠現金或保持可供動用的已承諾信貸額，以維持資金供應的靈活性。

5. Segment information

5. 分項資料

Reporting by geographical segment for the year ended 31st December:

截至十二月三十一日止年度按地區分項報告：

	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)									*(港幣百萬元)*
Turnover	**2,260**	1,973	**928**	168	**(67)**	(7)	**3,121**	2,134	營業總額
Operating profit	**300**	201	**201**	21			**501**	222	營業溢利
Net finance income/(charges)	**3**	(4)	**4**	1			**7**	(3)	財務收入/(支出)淨額
Share of after-tax results of jointly controlled companies	**248**	173	**19**	83			**267**	256	應佔共控公司除稅後業績
Profit before taxation	**551**	370	**224**	105			**775**	475	除稅前溢利
Profit for the year	**504**	342	**206**	109			**710**	451	本年溢利
Profit attributable to the Company's shareholders	**504**	342	**114**	96			**618**	438	公司股東應佔溢利
Capital expenditure	**205**	83	**341**	33			**546**	116	資本性開支
Depreciation	**108**	126	**87**	15			**195**	141	折舊
Amortisation	**2**	2	**5**	1			**7**	3	攤銷
Impairment of stocks – reversal	**(6)**	(4)	**–**	–			**(6)**	(4)	存貨減值 — 轉回
Auditor's remuneration – statutory audit fees	**1**	1	**–**	–			**1**	1	核數師酬金 — 法定核數費用

Analysis of net assets and equity of the Group by geographical segment at 31st December:

十二月三十一日結算集團按地區分項資產淨值及權益的分析：

	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)									*(港幣百萬元)*
Jointly controlled companies	**599**	669	**72**	50	**–**	–	**671**	719	共控公司
Other assets	**2,962**	2,475	**1,439**	1,200	**(39)**	(27)	**4,362**	3,648	其他資產
Long-term loan	**–**	(96)	**–**	–	**–**	–	**–**	(96)	長期借款
Other liabilities	**(773)**	(551)	**(201)**	(143)	**39**	27	**(935)**	(667)	其他負債
Net assets	**2,788**	2,497	**1,310**	1,107	**–**	–	**4,098**	3,604	資產淨值
Equity attributable to the Company's shareholders	**2,783**	2,492	**729**	617	**–**	–	**3,512**	3,109	公司股東應佔權益
Minority interests	**5**	5	**581**	490	**–**	–	**586**	495	少數股東權益
Total equity	**2,788**	2,497	**1,310**	1,107	**–**	–	**4,098**	3,604	權益總額

6. Staff remuneration and benefits

6. 職員薪酬及福利

Total staff remuneration and benefits include pension scheme contributions, salaries, allowances, benefits in kind and staff benefit administration costs for 2005 amounted to HK$1,425 million (2004: HK$1,151 million). Of the five highest paid employees, four (2004: four) were Directors and details of their remuneration are given in note 7; remuneration details for the other one (2004: one) employee are:

二零零五年包括退休金計劃供款、薪金、津貼、實物利益及職員福利行政成本的職員薪酬及福利合共港幣十四億二千五百萬元(二零零四年為港幣十一億五千一百萬元)。五名最高薪職員中，四名(二零零四年為四名)為董事，其酬金於附註7列述；餘下一名(二零零四年為一名)的薪酬詳述如下：

	Group 集團					
	Basic salary 基本薪金	Bonus 花紅	Allowances & other benefits 津貼及其他福利	Retirement benefits 退休金福利	Total 總計	
(in HK$ Thousand)						*(港幣千元)*

7. Directors' remuneration

7. 董事酬金

Total number of Directors who served during the year was fourteen (2004: thirteen). Their remuneration was as follows:

年內在任董事數目總計為十四人(二零零四年為十三人)。其酬金如下：

	Group 集團							
	2005						2004	
	Directors' fees[a] 董事袍金[a]	Basic salary 基本薪金	Bonus[b] 花紅[b]	Allowances & other benefits 津貼及其他福利	Retirement benefits 退休金福利	Total 總計	Total 總計	
(in HK$ Thousand)								*(港幣千元)*
Executive Directors:								常務董事：
David Turnbull	–	398	324	286	83	1,091	1,413	唐寶麟
Chan Ping Kit	–	2,760	2,533	2,383	143	7,819	6,237	陳炳傑
Charles Bremridge	–	1,200	306	1,820	252	3,578	1,057	彭勵志
Mark Hayman	–	1,536	731	1,008	–	3,275	3,182	馬海文
J Robert Gibson[c]	–	488	–	353	–	841	–	紀必信[c]
Marven Bowles[c]	–	952	1,433	2,333	200	4,918	3,890	馬文博[c]
John Paterson	–	–	–	–	–	–	1,438	鮑天頌
	–	7,334	5,327	8,183	678	21,522	17,217	
Non-Executive Directors:								非常務董事：
Derek Cridland	–	–	–	–	–	–	–	梁德基
Davy Ho Cho Ying	–	–	–	–	–	–	–	何祖英
Peter Johansen	–	–	–	–	–	–	–	容漢新
Tony Tyler	–	–	–	–	–	–	–	湯彥麟
	–	–	–	–	–	–	–	
Independent Non-Executive Directors:								獨立非常務董事：
Bob Adams	80	–	–	–	–	80	20	羅安達
Dinty Dickson Leach	160	–	–	–	–	160	160	李德信
Lincoln Leong Kwok Kuen	160	–	–	–	–	160	122	梁國權
Dr. Alex Wu Shu Chih[d]	2	–	–	–	–	2	118	吳樹熾博士[d]
	402	–	–	–	–	402	420	
2005 total	**402**	**7,334**	**5,327**	**8,183**	**678**	**21,924**		二零零五年總計
2004 total	420	6,398	6,065	3,925	829		17,637	二零零四年總計

Notes:

a. Annual Directors' fees are determined by the Board and for 2005 comprised Director's fee of HK$80,000 (2004: HK$80,000), fee for serving on Audit Committee of HK$50,000 (2004: HK$50,000) and fee for serving on Remuneration Committee of HK$30,000 (2004: HK$30,000) respectively.

b. Bonus paid to the Executive Directors in the year is based on previous year's results.

c. Marven Bowles retired in August 2005 and received the emoluments in respect of his services as Executive Director in 2005 and 2004. J Robert Gibson was appointed to the Board effective from September 2005.

d. Dr. Alex Wu Shu Chih died on 10th January 2005. He was an Independent Non-Executive Director and received Directors' fees in 2005 and 2004.

附註：

a. 每年的董事袍金由董事局決定，二零零五年包括董事袍金港幣八萬元 (二零零四年為港幣八萬元)，出任審核委員會酬金港幣五萬元 (二零零四年為港幣五萬元)，及出任薪酬委員會酬金港幣三萬元 (二零零四年為港幣三萬元)。

b. 年內支付予常務董事的花紅乃根據上年度的業績而定。

c. 馬文博於二零零五年八月退任，並收取其就二零零五年及二零零四年出任常務董事所得的薪酬。紀必信獲委任加入董事局，由二零零五年九月起生效。

d. 吳樹熾博士於二零零五年一月十日辭世。吳博士在二零零五年為獨立非常務董事，並收取董事袍金。

8. Net finance income/(charges)

8. 財務收入/(支出)淨額

(in HK$ Million)	Group 集團 2005	2004	(港幣百萬元)
Finance income	**14**	5	財務收入
Interest expenses:			利息支出：
Long-term loan (note 23)	**(6)**	(8)	長期貸款 (附註23)
Short-term bank loans (note 24)	**(1)**	–	短期銀行貸款 (附註24)
	7	(3)	

9. Taxation

9. 稅項

(in HK$ Million)	Group 集團 2005	2004	(港幣百萬元)
Current taxation:			本期稅項：
Hong Kong profits tax	**19**	–	香港利得稅
Overseas tax	**14**	1	海外稅
	33	1	
Deferred taxation (note 17):			遞延稅項 (附註17)：
Decrease/(increase) in deferred tax assets	**4**	(6)	遞延稅項資產減少/(增加)
Increase in deferred tax liabilities	**28**	29	遞延稅項負債增加
	65	24	

Provision for Hong Kong profits tax has been made by the Company of HK$19 million (2004: nil). Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

公司已為香港利得稅作出準備港幣一千九百萬元 (二零零四年為零)。香港利得稅乃以本年度的估計應課稅溢利按稅率百分之十七點五計算(二零零四年為百分之十七點五)。海外稅則按各司法管轄區所採用的稅率計算。

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$48 million for the year (2004: HK$45 million).

應佔共控公司除稅後業績已扣除本年的稅項支出港幣四千八百萬元列述 (二零零四年為港幣四千五百萬元)。

Reconciliation between the tax charge and tax at the applicable tax rate:

稅務支出與適用稅率的稅項對賬：

(in HK$ Million)	Group 集團 2005	2004	(港幣百萬元)
Profit before taxation	**775**	475	除稅前溢利
Nominal amount at Hong Kong profits tax rate of 17.5% (2004: 17.5%)	**136**	83	按香港利得稅率百分之十七點五 (二零零四年為百分之十七點五)計算的面額
Share of after-tax results of jointly controlled companies	**(46)**	(45)	應佔共控公司除稅後業績
Effect of different tax rates in overseas jurisdictions	**(23)**	(7)	海外司法管轄區不同稅率的影響
Non-taxable items	**(2)**	(7)	無須課稅的項目
Total tax charge per accounts	**65**	24	按賬目的稅務支出總計

10. Profit attributable to the Company's shareholders

Of the profit attributable to the Company's shareholders, HK$574 million (2004: HK$271 million) is dealt with in the accounts of the Company.

10. 公司股東應佔溢利

公司股東應佔溢利中，已計算於公司賬項內為港幣五億七千四百萬元 (二零零四年為港幣二億七千一百萬元)。

11. Dividends

11. 股息

	Company 公司		
	2005	2004	
(in HK$ Million)			*(港幣百萬元)*
Interim, paid on 26th September 2005, of HK$0.50 per share (2004: HK$0.32 per share)	**83**	53	於二零零五年九月二十六日已派發的中期股息，每股港幣0.50元 (二零零四年為每股港幣0.32元)
Final, proposed, of HK$1.10 per share (2004: HK$0.77 per share)	**183**	128	擬派末期股息每股港幣1.10元 (二零零四年為每股港幣0.77元)
	266	181	

At a Board meeting held on 7th March 2006, Directors recommended a final dividend of HK$1.10 per share. The proposed dividend is not reflected as dividend payable in these accounts, but will be accounted for as an appropriation of the revenue reserve for the year ending 31st December 2006.

董事局於二零零六年三月七日舉行的董事局大會上，建議派發末期股息為每股港幣1.10元。擬派股息不在此等賬目中反映為應付股息，但將列為截至二零零六年十二月三十一日止年度的收益儲備提撥。

12. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders of HK$618 million (2004: HK$438 million) and to the weighted average of 166,324,850 (2004: 166,324,850) ordinary shares in issue.

12. 每股盈利(基本及攤薄)

每股盈利乃根據公司股東應佔溢利港幣六億一千八百萬元 (二零零四年為港幣四億三千八百萬元) 及已發行的加權平均股份數目166,324,850股 (二零零四年為166,324,850股) 普通股計算。

13. Property, plant and equipment, leasehold land and land use rights and intangible assets

13. 物業、廠房及設備、租賃土地及土地使用權及無形資產

	Group 集團								
	Property, plant and equipment 物業、廠房及設備								
	Buildings and building facilities 樓宇及樓宇設施	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修護備件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總計	Leasehold land and land use rights 租賃土地及土地使用權	Intangible assets – computer software 無形資產 – 電腦軟件	
(in HK$ Million)									*(港幣百萬元)*
Cost									**原價**
At 31st December 2003	1,665	354	179	73	9	2,280	21	3	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	656	278	33	–	54	1,021	206	–	購入附屬公司
Additions and transfers	5	36	7	44	17	109	–	7	增置及轉撥
Disposals	–	(25)	(27)	(3)	–	(55)	–	–	出售
At 31st December 2004	2,326	643	192	114	80	3,355	227	10	二零零四年十二月三十一日結算
Exchange differences	(2)	–	–	–	–	(2)	–	–	匯兑差額
Additions and transfers	287	101	12	93	53	546	–	–	增置及轉撥
Disposals	–	(15)	(17)	–	–	(32)	–	–	出售
At 31st December 2005	**2,611**	**729**	**187**	**207**	**133**	**3,867**	**227**	**10**	二零零五年十二月三十一日結算
Depreciation and amortisation									**折舊及攤銷**
At 31st December 2003	357	267	159	5	–	788	2	1	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	209	147	22	–	–	378	26	–	購入附屬公司
Charge for the year	92	31	12	6	–	141	2	1	本年度折舊
Disposals	–	(21)	(26)	–	–	(47)	–	–	出售
At 31st December 2004	658	424	167	11	–	1,260	30	2	二零零四年十二月三十一日結算
Charge for the year	106	62	11	16	–	195	5	2	本年度折舊
Disposals	–	(14)	(16)	–	–	(30)	–	–	出售
At 31st December 2005	**764**	**472**	**162**	**27**	**–**	**1,425**	**35**	**4**	二零零五年十二月三十一日結算
Net book value									**賬面淨值**
At 31st December 2005	**1,847**	**257**	**25**	**180**	**133**	**2,442**	**192**	**6**	二零零五年十二月三十一日結算
At 31st December 2004	1,668	219	25	103	80	2,095	197	8	二零零四年十二月三十一日結算

13. Property, plant and equipment, leasehold land and land use rights and intangible assets (cont'd)

13. 物業、廠房及設備、租賃土地及土地使用權及無形資產(續)

Company 公司

(in HK$ Million)	Property, plant and equipment 物業、廠房及設備								(港幣百萬元)
	Buildings and building facilities 樓宇及樓宇設施	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修護備件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總計	Leasehold land 租賃土地	Intangible assets – computer software 無形資產 – 電腦軟件	
Cost									**原價**
At 31st December 2003	1,665	354	179	73	9	2,280	21	3	二零零三年十二月三十一日結算
Additions and transfers	5	25	6	44	(4)	76	–	7	增置及轉撥
Disposals	–	(21)	(25)	(3)	–	(49)	–	–	出售
At 31st December 2004	1,670	358	160	114	5	2,307	21	10	二零零四年十二月三十一日結算
Additions and transfers	1	27	6	93	78	205	–	–	增置及轉撥
Disposals	–	(8)	(14)	–	–	(22)	–	–	出售
At 31st December 2005	**1,671**	**377**	**152**	**207**	**83**	**2,490**	**21**	**10**	二零零五年十二月三十一日結算
Depreciation and amortisation									**折舊及攤銷**
At 31st December 2003	357	267	159	5	–	788	2	1	二零零三年十二月三十一日結算
Charge for the year	84	24	12	6	–	126	1	1	本年度折舊
Disposals	–	(18)	(24)	–	–	(42)	–	–	出售
At 31st December 2004	441	273	147	11	–	872	3	2	二零零四年十二月三十一日結算
Charge for the year	60	25	7	16	–	108	–	2	本年度折舊
Disposals	–	(8)	(14)	–	–	(22)	–	–	出售
At 31st December 2005	**501**	**290**	**140**	**27**	**–**	**958**	**3**	**4**	二零零五年十二月三十一日結算
Net book value									**賬面淨值**
At 31st December 2005	**1,170**	**87**	**12**	**180**	**83**	**1,532**	**18**	**6**	二零零五年十二月三十一日結算
At 31st December 2004	1,229	85	13	103	5	1,435	18	8	二零零四年十二月三十一日結算

Plant and buildings under construction are mainly related to construction of the cargo apron office and the second hangar at the Hong Kong International Airport by the Company which are expected to open in the second half and at the end of 2006 respectively, and the fifth hangar at Xiamen, Mainland China by TAECO which is scheduled to open in the third quarter of 2007.

Of the leasehold land and land use rights with net book value of HK$192 million (2004: HK$197 million), HK$18 million leasehold land is held in Hong Kong by the Company (2004: HK$18 million) while HK$174 million land use rights is held in Mainland China through TAECO (2004: HK$179 million). Both leasehold land and land use rights are held on medium-term leases.

興建中的廠房及樓宇主要有關公司於香港國際機場興建的貨運停機坪辦公樓及第二個機庫，預期分別於二零零六年下半年及年底啟用，而廈門太古飛機工程公司位於中國內地廈門的第五個機庫，則預期於二零零七年第三季啟用。

賬面淨值為港幣一億九千二百萬元 (二零零四年為港幣一億九千七百萬元) 的租賃土地及土地使用權中，由公司於香港持有的租賃土地為港幣一千八百萬元(二零零四年為港幣一千八百萬元)，而為港幣一億七千四百萬元則透過廈門太古飛機工程公司於中國內地持有的土地使用權 (二零零四年為港幣一億七千九百萬元)。租賃土地及土地使用權均以中期租約持有。

14. Subsidiary companies

14. 附屬公司

	Company 公司		
	2005	2004	
(in HK$ Million)			*(港幣百萬元)*
Unlisted shares at cost	**268**	268	非上市原股值

The subsidiary companies are shown on page 63.

附屬公司列於第六十三頁。

15. Jointly controlled companies

15. 共控公司

	Group 集團		Company 公司		
	2005	2004	**2005**	2004	
(in HK$ Million)					*(港幣百萬元)*
Unlisted shares at cost	**60**	60	**35**	35	非上市原股值
Attributable post-acquisition profits	**591**	642			應佔購入後溢利
Share of net assets	**651**	702			應佔資產淨值
Loans due from jointly controlled companies	**20**	17	**19**	17	共控公司未償還借款
	671	719	**54**	52	
Dividends received and receivable from jointly controlled companies			**318**	70	已收及應收共控公司股息

The principal jointly controlled companies are shown on page 63.

主要共控公司列於第六十三頁。

Loans due from jointly controlled companies are unsecured and carry interest rates from nil to LIBOR plus 0.60% per annum (2004: from nil to LIBOR plus 0.50% per annum). The loans either have no fixed terms of repayment or are repayable at various dates up to 2010.

共控公司未償還借款並無抵押，其年利率為零至倫敦銀行同業拆息加六十個基點 (二零零四年的年利率為零至倫敦銀行同業拆息加五十個基點)計息。其借款並無固定還款期或於不同日期償還至二零一零年。

15. Jointly controlled companies (cont'd)

Share of the financial results and positions of the jointly controlled companies for the year ended and at 31st December are as follows:

15. 共控公司(續)

共控公司截至十二月三十一日止年度及結算的應佔財務業績及財務狀況如下：

	HAESL 香港航空發動機維修服務公司		TAECO 廈門太古飛機工程公司		Others 其他		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)									*(港幣百萬元)*
Turnover	**2,124**	1,800	**N/A***	292	**201**	139	**2,325**	2,231	營業總額
Operating expenses	**(1,865)**	(1,613)		(216)	**(159)**	(111)	**(2,024)**	(1,940)	營業開支
Operating profit	**259**	187		76	**42**	28	**301**	291	營業溢利
Net finance income	**5**	1		1	**–**	–	**5**	2	財務收入淨額
Share of after-tax results of jointly controlled companies	**9**	2		6	**–**	–	**9**	8	應佔共控公司除稅後業績
Profit before taxation	**273**	190		83	**42**	28	**315**	301	除稅前溢利
Taxation	**(44)**	(33)		(7)	**(4)**	(5)	**(48)**	(45)	稅項
Profit for the year	**229**	157		76	**38**	23	**267**	256	本年溢利
Dividends paid	**299**	53		–	**19**	17	**318**	70	已付股息
Funds employed:									資金運用：
Non-current assets	**361**	376			**95**	93	**456**	469	非流動資產
Current assets	**504**	518			**110**	81	**614**	599	流動資產
	865	894			**205**	174	**1,070**	1,068	
Current liabilities	**(269)**	(225)			**(101)**	(87)	**(370)**	(312)	流動負債
Non-current liabilities	**(29)**	(32)			**–**	(5)	**(29)**	(37)	非流動負債
	567	637			**104**	82	**671**	719	
Financed by:									資本來源：
Shareholders' equity and loans	**567**	637			**104**	82	**671**	719	股東權益及借款

* On 15th October 2004, the Group's shareholding in TAECO increased from 49.6% to 54.6% as a result of acquiring SIA Engineering Company Pte. Limited's remaining 5% shareholding in TAECO. TAECO has been accounted for as a subsidiary company thereafter. A summary of its financial results and positions for the year ended and at 31st December 2005 and 2004 are set out on page 64.

* 於二零零四年十月十五日，集團在購入新航工程有限公司餘下持有廈門太古飛機工程公司的百分之五股份後，持有後者的股份由百分之四十九點六增至百分之五十四點六，此後廈門太古飛機工程公司作為附屬公司入賬。其截至二零零五年及二零零四年十二月三十一日止年度及結算的財務業績及財務狀況節錄於第六十四頁。

16. Retirement benefits

(a) Overall

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund ("MPF") and the defined benefits retirement schemes as described below. Since 1st December 2000, all new staff employed unless specially approved by the Company have been enrolled in the MPF scheme in which both the Company and staff are required to contribute 5% of the staff's relevant income (capped at HK$1,000 per month).

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme ("Local Scheme") provides resignation and retirement benefits to its members upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Similarly, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme ("Expatriate Scheme") is for staff employed on expatriate terms. However, both members and the Company contribute to the Scheme.

TAECO's local staff are covered by a statutory scheme and a defined cost contribution scheme in Mainland China.

The retirement benefits costs were recognised in the profit and loss account as described in note 2(q) and were as follows:

16. 退休金福利

(a) 總述

於二零零零年十二月一日前獲公司聘用的僱員，可選擇參加香港的強制性公積金（「強積金」）計劃或下述的界定退休福利計劃。自二零零零年十二月一日起，所有新入職僱員除非獲公司特別批准，否則已加入強積金計劃。根據該計劃，公司及僱員均須以僱員有關收入的百分之五供款 (上限為每月港幣一千元)。

香港飛機工程有限公司的本地僱員退休福利計劃（「本地僱員計劃」），為其計劃成員離職時提供離職及退休福利。公司承擔成員根據該計劃所享有的一切福利的全部費用，成員毋須向該計劃供款。

同樣地，香港飛機工程有限公司僱員退休福利計劃（「海外僱員計劃」）乃為按海外僱傭條款聘請的僱員而設。不過，其成員及公司均須向該計劃供款。

廈門太古飛機工程公司的當地僱員受中國內地法定計劃及界定費用供款計劃保障。

如附註2(q)所述，退休福利費用於損益賬中確認如下：

	Group 集團		
	2005	2004	
(in HK$ Million)			*(港幣百萬元)*
Local Scheme	**52**	54	本地僱員退休福利計劃
Expatriate Scheme	**1**	2	海外僱員退休福利計劃
MPF, statutory and other defined contribution schemes	**11**	4	強積金、法定及其他界定供款計劃
	64	60	

16. Retirement benefits (cont'd)

16. 退休金福利(續)

(b) Defined benefits retirement schemes

(b) 界定退休福利計劃

The amount recognised in the profit and loss account was made up as follows:

於損益賬中確認的數額如下：

	Group 集團						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)							*(港幣百萬元)*
Current service cost	**83**	82	**5**	6	**88**	88	本期服務費用
Interest cost	**88**	77	**5**	5	**93**	82	利息費用
Expected return on plan assets	**(119)**	(105)	**(9)**	(9)	**(128)**	(114)	計劃資產預期回報
Total	**52**	54	**1**	2	**53**	56	總額
Actual gain on plan assets	**189**	240	**15**	22	**204**	262	計劃資產的實際收益

The amount recognised in the balance sheet was determined as follows:

於資產負債表中確認的數額如下：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)							*(港幣百萬元)*
At 31st December:							十二月三十一日結算：
Fair value of plan assets	**2,137**	1,979	**178**	160	**2,315**	2,139	計劃資產的公平值
Present value of obligations	**(1,930)**	(1,820)	**(122)**	(109)	**(2,052)**	(1,929)	責任的現值
Net assets	**207**	159	**56**	51	**263**	210	資產淨額
Unrecognised actuarial (gains)/losses	**(66)**	3	**(20)**	(14)	**(86)**	(11)	未確認精算(收益) / 虧損
Assets recognised in the balance sheet	**141**	162	**36**	37	**177**	199	於資產負債表中確認的資產

Movement in the assets recognised in the balance sheet:

於資產負債表中確認的資產變動：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)							*(港幣百萬元)*
Assets at 1st January	**162**	158	**37**	38	**199**	196	一月一日結算資產
Increase/(decrease) due to:							增加/(減少)原因：
Total expense – as shown above	**(52)**	(54)	**(1)**	(2)	**(53)**	(56)	總開支 – 如上列
Contributions paid	**31**	58	**–**	1	**31**	59	已付供款
Assets at 31st December	**141**	162	**36**	37	**177**	199	十二月三十一日結算資產

Principal actuarial assumptions for the year:

本年度主要精算假設：

	2005	2004	
Discount rate	**4.25%**	4.25%	貼現率
Assumed rate of return on plan assets	**6.00%**	6.00%	假設計劃資產回報率
Assumed rate of future salary increases	**4.00%**	4.00%	假設未來增薪率

17. Deferred taxation

17. 遞延稅項

The movements on deferred taxation are as follows:

遞延稅項的變動如下：

(in HK$ Million) 港幣百萬元	Group 集團 Provisions 準備	
Deferred tax assets		*遞延稅項資產*
At 31st December 2003	–	二零零三年十二月三十一日結算
Acquisition of a subsidiary company	5	購入附屬公司
Credited to profit and loss account	6	於損益賬中記賬
At 31st December 2004	11	二零零四年十二月三十一日結算
Charged to profit and loss account	(4)	於損益賬中支銷
At 31st December 2005	**7**	二零零五年十二月三十一日結算

	Group and Company 集團及公司					
(in HK$ Million)	Accelerated tax depreciation 加速稅項折舊	Retirement benefit assets 退休金資產	Tax losses 稅務虧損	Others 其他	Total 總計	(港幣百萬元)
Deferred tax liabilities						*遞延稅項負債*
At 31st December 2003	155	34	(40)	(9)	140	二零零三年十二月三十一日結算
(Credited)/charged to profit and loss account	(2)	1	29	1	29	於損益賬中(記賬)/支銷
At 31st December 2004	153	35	(11)	(8)	169	二零零四年十二月三十一日結算
Charged/(credited) to profit and loss account	10	(4)	11	11	28	於損益賬中支銷/(記賬)
At 31st December 2005	**163**	**31**	**–**	**3**	**197**	二零零五年十二月三十一日結算

Deferred tax is calculated in full on temporary differences under the liability method. The tax rate used in respect of Hong Kong deferred tax is 17.5% (2004: 17.5%). Overseas deferred tax is calculated using tax rates prevailing in the respective jurisdictions.

遞延稅項乃採用負債法就暫時差異全數計算。香港有關遞延稅項採用的稅率為百分之十七點五(二零零四年為百分之十七點五)，海外遞延稅項則按各司法管轄區所採用之稅率計算。

18. Stocks and work in progress

18. 存貨及未完工程

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value.

存貨及未完工程按以加權平均基準計算的成本與可變現淨值兩者中的較低者入賬。

	Group 集團		Company 公司		
(in HK$ Million)	**2005**	2004	**2005**	2004	(港幣百萬元)
Carrying amounts at net realisable value:					以可變現淨值估值的賬面值：
Stocks	**40**	63	**30**	26	存貨
Work in progress	**5**	1	**5**	1	未完工程

The remaining balances are carried at cost.

餘下結餘則以成本入賬。

19. Debtors and creditors

19. 應收及應付賬項

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of trade debtors are performed periodically to minimise any credit risk associated with receivables.

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。為應收貿易賬項定期進行信貸評估以減低任何與應收款項有關的信貸風險。

	Group 集團		Company 公司		
	2005	2004	**2005**	2004	
(in HK$ Million)					*(港幣百萬元)*
Trade debtors	**302**	280	**213**	182	應收貿易賬項
Amount due from a subsidiary company	**–**	–	**27**	18	應收附屬公司款項
Amounts due from jointly controlled companies	**13**	14	**10**	11	應收共控公司款項
Other receivables	**162**	118	**159**	115	其他應收款項
	477	412	**409**	326	
Trade creditors	**58**	44	**25**	33	應付貿易賬項
Amount due to a subsidiary company	**–**	–	**12**	9	應付附屬公司款項
Amounts due to jointly controlled companies	**3**	1	**3**	1	應付共控公司款項
Other payables	**520**	438	**398**	331	其他應付款項
	581	483	**438**	374	

The fair values of trade debtors and other receivables are not materially different from their book values. The amounts due from/to subsidiary and jointly controlled companies are unsecured, interest free and on normal trade credit terms.

應收貿易賬項及其他應收款項與其賬面值並無重大分別。附屬及共控公司未償還款項與欠附屬及共控公司款項均為無抵押、免息及按正常貿易信貸期償還。

The aged analysis of trade debtors and creditors under six months was as follows:

賬齡低於六個月的應收貿易賬項及應付貿易賬項的分析如下：

	Group 集團		Company 公司		
	2005	2004	**2005**	2004	
Debtors	**96%**	98%	**95%**	99%	應收賬項
Creditors	**98%**	98%	**97%**	95%	應付賬項

20. Share capital

20. 股本

	Company 公司				
	2005		2004		
	Number of shares 股份數目	in HK$Million 港幣百萬元	Number of shares 股份數目	in HK$Million 港幣百萬元	
Authorised:					法定股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**210,000,000**	**210**	210,000,000	210	十二月三十一日結算
Issued and fully paid:					發行及繳足股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**166,324,850**	**166**	166,324,850	166	十二月三十一日結算

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on

在回顧的年度內，公司及其附屬公司並無在香港聯合交易

21. Reserves

21. 儲備

	Revenue reserve 收益儲備		Capital redemption reserve 資本贖回儲備		Exchange reserve 匯兑儲備		Total 總計		
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	
(in HK$ Million)									*(港幣百萬元)*
Group									***集團***
At 1st January	**2,924**	2,798	**19**	19	**–**	–	**2,943**	2,817	一月一日結算
Profit attributable to the Company's shareholders	**618**	438	**–**	–	**–**	–	**618**	438	公司股東應佔溢利
Previous year's final dividend paid	**(128)**	(93)	**–**	–	**–**	–	**(128)**	(93)	已付上年度末期股息
Previous year's special dividend paid	**–**	(166)	**–**	–	**–**	–	**–**	(166)	已付上年度特別股息
Current year's interim dividend paid	**(83)**	(53)	**–**	–	**–**	–	**(83)**	(53)	已付本年度中期股息
Exchange differences	**–**	–	**–**	–	**(4)**	–	**(4)**	–	匯兑差額
At 31st December	**3,331**	2,924	**19**	19	**(4)**	–	**3,346**	2,943	十二月三十一日結算
The Company	**2,279**	1,917	**19**	19	**–**	–	**2,298**	1,936	公司
Subsidiary companies	**461**	365	**–**	–	**(4)**	–	**457**	365	附屬公司
Jointly controlled companies	**591**	642	**–**	–	**–**	–	**591**	642	共控公司
	3,331	2,924	**19**	19	**(4)**	–	**3,346**	2,943	
Company									***公司***
At 1st January	**1,953**	1,994	**19**	19	**–**	–	**1,972**	2,013	一月一日結算
Profit attributable to the Company's shareholders	**574**	271	**–**	–	**–**	–	**574**	271	公司股東應佔溢利
Previous year's final dividend paid	**(128)**	(93)	**–**	–	**–**	–	**(128)**	(93)	已付上年度末期股息
Previous year's special dividend paid	**–**	(166)	**–**	–	**–**	–	**–**	(166)	已付上年度特別股息
Current year's interim dividend paid	**(83)**	(53)	**–**	–	**–**	–	**(83)**	(53)	已付本年度中期股息
At 31st December	**2,316**	1,953	**19**	19	**–**	–	**2,335**	1,972	十二月三十一日結算

Distributable reserves of the Company at 31st December 2005, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,316 million (2004: HK$1,953 million).

The revenue reserve includes HK$183 million (2004: HK$128 million) representing the recommended final dividend for the year (note 11).

根據香港公司條例第79B條計算，公司於二零零五年十二月三十一日結算可分配的儲備為港幣二十三億一千六百萬元 (二零零四年為港幣十九億五千三百萬元)。

收益儲備包括本年度建議的末期股息 (附註11) 港幣一億八千三百萬元 (二零零四年為港幣一億二千八百萬元)。

22. Minority interests

22. 少數股東權益

	Group 集團		
	2005	2004	
(in HK$ Million)			*(港幣百萬元)*
At 1st January	**495**	5	一月一日結算
Acquisition of a subsidiary company	**–**	502	購入附屬公司
Minority interests' share of profits	**92**	13	少數股東權益的應佔溢利
Dividends paid to minority interests	**–**	(25)	付予少數股東權益的股息
Exchange differences	**(1)**	–	匯兑差額
At 31st December	**586**	495	十二月三十一日結算

23. Long-term loan

23. 長期借款

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司 2005	2004	
At 1st January	**100**	104	一月一日結算
Repayment during the year	**(100)**	(4)	於本年內償還
At 31st December	**–**	100	十二月三十一日結算

The loan was provided by a subsidiary of Cathay Pacific Airways Limited, was unsecured, interest bearing at 8.35% per annum and was repayable by equal semi-annual instalments to June 2018. During the year, the Company fully repaid the balance of the loan.

該項借款由國泰航空有限公司的一家附屬公司提供，並無抵押，年利率為百分之八點三五，至二零一八年六月以相等的半年期款額償還。公司於年內悉數清還借款的餘額。

24. Short-term bank loans

Short-term bank loans denominated in US dollar amounted to HK$15 million and HK dollar amounted to HK$3 million. They are unsecured, bear interest at effective interest rates ranged from 4.51% to 4.71% per annum and are repayable within three months from the balance sheet date. The carrying amounts approximate their fair values.

24. 短期銀行貸款

以美元為單位的短期銀行貸款數額為港幣一千五百萬元，以港元為單位的數額則為港幣三百萬元。兩者皆為無抵押，按實際年息率百分之四點五一至百分之四點七一計息，須於結算日起三個月內償還。賬面款額與其公平值相若。

25. Receipt in advance

Receipt in advance of HK$133 million (2004: nil) is a prepayment from Cathay Pacific Airways Limited for storage services charges up to June 2018. At 31st December 2005, the current portion included in other payables under current liabilities is HK$11 million while the non-current portion is HK$122 million.

25. 預收款項

預收款項港幣一億三千三百萬元 (二零零四年為零) 乃國泰航空有限公司所支付作為直至二零一八年六月的儲存服務費的預付賬項。二零零五年十二月三十一日結算，包括在流動負債項下其他應付款項的流動部分為港幣一千一百萬元，而非流動部分則為港幣一億二千二百萬元。

26. Notes to the consolidated cash flow statement

26. 綜合現金流量表附註

(a) Reconciliation of operating profit to net cash generated from operations

(a) 營業溢利與營業產生的現金淨額對賬

(in HK$ Million) (港幣百萬元)	Group 集團 2005	2004	
Operating profit	**501**	222	營業溢利
Depreciation and amortisation	**202**	144	折舊及攤銷
Loss on disposal of property, plant and equipment	**2**	5	出售物業、廠房及設備虧損
Operating profit before working capital changes	**705**	371	營運資金變動前的營業溢利
Decrease/(increase) in retirement benefit assets	**22**	(3)	退休金福利資產減少/(增加)
(Increase)/decrease in stocks and work in progress	**(16)**	12	存貨及未完工程 (增加) /減少
Increase in debtors and prepayments	**(73)**	(97)	應收及預付賬項增加
Increase in creditors and accruals	**107**	34	應付及應計賬項增加
Increase in receipt in advance	**122**	–	預收款項增加
Net cash generated from operations	**867**	317	營業產生的現金淨額

(b) Analysis of changes in financing

(b) 融資變動的分析

	Group 集團				
	Long-term loan 長期借款		Minority interests 少數股東權益		
(in HK$ Million) (港幣百萬元)	**2005**	2004	**2005**	2004	
At 1st January	**100**	104	**495**	5	一月一日結算
Acquisition of a subsidiary company	**–**	–	**–**	502	購入附屬公司
Minority interests' share of profits	**–**	–	**92**	13	少數股東權益的應佔溢利
Dividends paid to minority interests	**–**	–	**–**	(25)	付予少數股東權益的股息
Repayment of term loan	**(100)**	(4)	**–**	–	償還長期借款
Exchange differences	**–**	–	**(1)**	–	匯兑差額
At 31st December	**–**	100	**586**	495	十二月三十一日結算

(c) Analysis of deposits and bank balances at 31st December

(c) 十二月三十一日結算的存款及銀行結存分析

(in HK$ Million) (港幣百萬元)	Group 集團 2005	2004	
Cash and cash equivalents			現金及現金等價物
– Short-term deposits and bank balances	**809**	527	– 短期存款及銀行結存
Deposits maturing after three months	**86**	49	逾三個月到期的存款
	895	576	

The effective interest rates on these deposits of the Group ranged from 0.08% to 4.23% per annum (2004: from 0.08% to 4.65% per annum) and of the Company ranged from 1.31% to 4.23% per annum (2004: from 0.15% to 4.65% per annum); these deposits have an average maturity of 69 days (2004: 59 days) for the Group and 42 days (2004: 15 days) for the Company.

集團此等存款的實際利率由每年百分之零點零八至百分之四點二三(二零零四年為由每年百分之零點零八至百分之四點六五)不等，公司的實際利率則由每年百分之一點三一至百分之四點二三(二零零四年為由每年百分之零點一五至百分之四點六五)不等；集團此等存款的平均期限為六十九日(二零零四年為五十九日)，公司則為四十二日(二零零四年為十五日)。

27. Capital commitments for property, plant and equipment

27. 物業、廠房及設備的資本性承擔

	Group 集團		Company 公司		
	2005	2004	**2005**	2004	
(in HK$ Million)					*(港幣百萬元)*
Contracted but not provided for in the accounts	**452**	117	**366**	11	經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**565**	482	**133**	336	經董事局批准但未訂約
The Group's share of capital commitments of jointly controlled companies not included above:					上述不包括本集團應佔共控公司之資本性承擔如下：
Contracted but not provided for in the accounts	**1**	8			經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**14**	2			經董事局批准但未訂約

Capital commitments are mainly related to construction of the cargo apron office and the second hangar at the Hong Kong International Airport by the Company, and the fifth hangar at Xiamen, Mainland China by TAECO.

資本性承擔主要有關公司於香港國際機場興建的貨運停機坪辦公樓及第二個機庫，以及由廈門太古飛機工程公司於中國內地廈門興建的第五個機庫。

28. Lease commitments

28. 租賃承擔

At 31st December 2005, future aggregate minimum lease payments under non-cancellable operating leases were as follows:

二零零五年十二月三十一日結算，於不可撤銷營業租賃項的未來最低租賃支出總額如下：

	Group and Company 集團及公司		
	2005	2004	
(in HK$ Million)			*(港幣百萬元)*
Land and buildings:			*土地及樓宇:*
Leases expiring:			租約期滿時間：
– Not later than one year	**48**	44	一 不多於一年
– Later than one year but not later than five years	**219**	167	一 多於一年但不多於五年
– Later than five years	**1,122**	351	一 多於五年
	1,389	562	

29. Related party and continuing connected transactions

The Group has a number of transactions with its related parties and connected persons. Details of its compensation of key management are set out in notes 6 and 7. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

29. 有關連人士及持續關連交易

集團有若干有關連人士交易及關連交易。集團向主要管理人員發出的補償金詳情，於附註6及7列述。所有交易均在正常業務程序下進行，其價格及條件與集團其他第三方客戶/供應商所接受/提出並訂約的價格及條件相若。集團的重大及未有在此年報其他章節披露的交易總額及結餘摘要如下：

	Note 附註	Jointly controlled companies 共控公司 2005	2004	Other parties 其他人士 2005	2004	Total 總計 2005	2004	
(in HK$ Million)								*(港幣百萬元)*
Revenue from provision of services:								提供服務所得的收入：
Line maintenance and total care package charges for AHK Air Hong Kong Limited	a			**28**	5	**28**	5	向香港華民航空有限公司收取的外勤維修費及全責維護全套服務費
Other revenue	b	**103**	143	**1,146**	898	**1,249**	1,041	其他收入
		103	143	**1,174**	903	**1,277**	1,046	
Purchases:								購買項目：
Costs payable to John Swire & Sons (H.K.) Limited on services agreement								就服務協議向香港太古集團有限公司支付的費用
- Service fees paid during the year	a			**12**	6	**12**	6	一年內所付服務費
- Expenses reimbursed at cost	a			**16**	14	**16**	14	一按成本代支費用
Subtotal subject to reporting cap	a			**28**	20	**28**	20	在符合申報上限規定下的小計
- Change in accrual for service fees				**9**	1	**9**	1	一服務費應計賬項變動
- Share of administrative services				**2**	1	**2**	1	一分擔行政服務
Total				**39**	22	**39**	22	總計
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited				**4**	4	**4**	4	向一家由太古股份有限公司全資擁有的專屬自保保險公司SPACIOM投保的財產保險
Spares purchases from Cathay Pacific Airways Limited				**17**	17	**17**	17	向國泰航空有限公司購買備件
Other purchases	c	**6**	3	**3**	–	**9**	3	其他購買項目
		6	3	**63**	43	**69**	46	
Balance at 31st December:								十二月三十一日結餘：
Debtors and prepayments	d	**13**	14	**137**	153	**150**	167	應收及預付賬項
Creditors and accruals	d	**3**	1	**29**	16	**32**	17	應付及應計賬項

29. Related party and continuing connected transactions (cont'd)

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules as detailed in note e. The other transactions are not connected transactions or continuing connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

b. Revenue from jointly controlled companies mainly came from services to TAECO before 15th October 2004 and HAESL. Services to HAESL included engine component repairs and provision of certain administrative services charged at cost.
Revenue from other parties comprised mainly maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited ("CX").

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. These outstandings are included in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated and company balance sheets.

e. Continuing connected transactions during 2005:
The Group had the following continuing connected transactions, details of which are set out below:

(a) AHK Air Hong Kong Limited ("AHK")

(i) Total Care Package Contract ("TCP Contract")
Pursuant to the TCP Contract dated 9th September 2004 with AHK, the Company provides a total care package for AHK's fleet comprising initially six Airbus A300-600 freighters. The service includes acquiring an inventory of spares for leasing to AHK and providing management, logistic support and maintenance to this inventory. The term of the contract is for eight years from 10th September 2004. AHK may extend this for a first term of twelve months and thereafter for a second term of eighteen months.

(ii) Line Maintenance Contract ("LM Contract")
Pursuant to the LM Contract with AHK dated 9th September 2004, the Company provides line maintenance services for AHK's fleet at Hong Kong International Airport. The services include routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support. The term of the LM Contract is for five years from 12th September 2004.

AHK is a connected person of the Company because it is a subsidiary of CX which is a substantial shareholder of the Company. The transactions under the TCP Contract and the LM Contract are continuing connected transactions in respect of which announcements dated 13th September 2004 and 16th February 2006 were published.

For the year ended 31st December 2005, the fees payable to the Company by AHK under the TCP Contract and the LM Contract totalled HK$21 million and HK$7 million respectively and exceeded the respective annual caps of HK$17,000,000 and HK$5,586,000. Having accumulated experience in its first full year of servicing AHK's fleet of new Airbus A300-600 freighters, the Company had a better projection of fees to be received from AHK and the exceeding of annual caps should not recur. The Company had published an announcement dated 16th February 2006 for revising the annual caps on the estimated amount of fees payable by AHK to the Company for 2006-2008 to (i) HK$30,151,000, HK$33,367,000 and HK$40,000,000 respectively under the TCP Contract; and (ii) HK$12,147,000, HK$13,400,000 and HK$13,400,000 respectively under the LM Contract.

(b) John Swire & Sons (H.K.) Limited ("JSSHK")

Pursuant to an agreement dated 1st December 2004 ("JSSHK Services Agreement") with JSSHK, JSSHK provides services to the Company and its subsidiaries. The services comprise advice and expertise of the directors and senior officers of John Swire & Sons Limited ("Swire") group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may be agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year are payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimburses the Swire group for all the expenses incurred in the provision of the services at cost.

The term of the JSSHK Services Agreement is from 1st January 2005 to 31st December 2007 and is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

Swire is the holding company of Swire Pacific Limited which owns approximately 32.5% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the JSSHK Services Agreement are continuing connected transactions in respect of which announcements dated 1st December 2004 and 7th March 2006 were published.

For the year ended 31st December 2005, the fees paid by the Company to JSSHK under the JSSHK Services Agreement totalled HK$12 million and expenses of HK$16 million were reimbursed at cost.

f. Continuing connected transactions commencing 2006:
In addition, the Company and its non-wholly owned subsidiary TAECO entered into service agreements ("New Agreements") with CX on 10th November 2005 for the provision of services by the Company and TAECO to CX's aircraft fleet. The services comprise line maintenance, base maintenance, comprehensive stores and logistics support, component and avionics overhaul, material supply, engineering services and ancillary services at Hong Kong International Airport and/or Xiamen. Payment is made in cash by CX to HAECO/TAECO within thirty days upon receipt of the invoice. The term of the New Agreements is from 1st January 2006 to 31st December 2007.
CX is a substantial shareholder and therefore a connected person of the Company under the Listing Rules. The transactions under the New Agreements are continuing connected transactions in respect of which an

29. 有關連人士及持續關連交易 (續)

附註：

a. 此等交易歸入上市規則第14A章「持續關連交易」的定義類別，詳情於附註e列述。其他交易乃根據上市規則第14A章並非須予披露或履行其他責任的關連交易或持續關連交易。

b. 向共控公司提供服務所得的收入主要來自為香港航空發動機維修服務公司及於二零零四年十月十五日前為廈門太古飛機工程公司提供的服務。為香港航空發動機維修服務公司提供的服務包括發動機部件修理，及按成本收費提供的若干行政服務。
向其他人士提供服務所得的收入主要為向國泰航空有限公司(「國泰航空」)收取的維修費、庫存管理費及後勤支援費。

c. 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

d. 此等交易已分別於「綜合資產負債表」及「公司資產負債表」的「應收及預付賬項」及「應付及應計賬項」內反映。

e. 二零零五年的持續關連交易
集團有以下的持續關連交易，詳情如下列述：

(a) 香港華民航空有限公司（「華民航空」）

(i) 全責維護全套服務合約（「TCP合約」）
根據二零零四年九月九日與華民航空訂立的TCP合約，公司為華民航空機隊提供全責維護全套服務，初步包括六架空中巴士300-600型貨機。服務包括購買供華民航空租賃的備件存貨，並為存貨提供管理、物流支援及維護服務。合約年期為八年，由二零零四年九月十日起計。華民航空可延長合約年期，第一次可延長年期為十二個月，之後第二次可延長年期為十八個月。

(ii) 外勤維修合約（「LM合約」）
根據二零零四年九月九日與華民航空訂立的LM合約，公司於香港國際機場為華民航空的機隊提供外勤維修服務。服務包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援。LM合約年期為五年，由二零零四年九月十二日起計。

由於華民航空乃國泰航空的附屬公司，而國泰航空為公司的主要股東，因此華民航空乃公司的關連人士。根據TCP合約及LM合約所進行的交易為持續關連交易，公司已就此於二零零四年九月十三日及二零零六年二月十六日發出公告。

截至二零零五年十二月三十一日止年度，華民航空根據TCP合約與LM合約應付予公司的服務費總計分別為港幣二千一百萬元及港幣七百萬元，均超逾年度上限分別為港幣一千七百萬元及港幣五百五十八萬六千元。公司經過首次全年為華民航空最新的空中巴士300-600型貨機提供服務後已累積經驗，對於將向華民航空收取的費用已有較佳的預算，超逾年度上限的情況應不會再發生。公司已刊發一則日期為二零零六年二月十六日的公告，就二零零六年至二零零八年華民航空應付予公司的估計費用年度上限進行修訂，(i) 根據TCP合約分別修訂至港幣三千零一十五萬一千元、港幣三千三百三十六萬七千元及港幣四千萬元；及 (ii) 根據LM合約分別修訂至港幣一千二百一十四萬七千元、港幣一千三百四十萬元及港幣一千三百四十萬元。

(b) 香港太古集團有限公司（「香港太古集團」）

根據二零零四年十二月一日與香港太古集團簽訂的協議（「香港太古集團服務協議」），香港太古集團提供服務予公司及其附屬公司。該等服務包括提供太古集團董事及高層人員的意見與專業知識，包括 (但不限於) 協助與監管機構及其他政府部門或官方機構進行磋商、太古集團員工的全職或兼職服務、其他行政及同類型服務，以及其他或會不時互相協定的服務。

作為此等服務的報酬，香港太古集團收取服務年費，計算方法乃按公司扣除稅項及少數股東權益前並經若干調整後的綜合溢利百分之二點五。每年的費用分兩期於期末以現金支付，中期付款於十月底或之前支付，末期付款則在考慮過中期付款並予以調整後，於翌年四月底或之前支付。公司亦向太古集團按其成本支付於提供服務期間所產生的一切費用。

香港太古集團服務協議的期限由二零零五年一月一日至二零零七年十二月三十一日，終止後可續期，每三年為一期，除非協議任何一方給予另一方不少於三個月通知於任何年份的十二月三十一日終止該協議。

香港太古集團乃太古股份有限公司的控股公司，太古股份有限公司持有公司約百分之三十二點五的已發行股本，而因香港太古集團為太古全資附屬公司，根據上市規則，該公司因此乃公司的關連人士。在香港太古集團服務協議下進行的交易乃屬持續關連交易，公司已就此發出二零零四年十二月一日及二零零六年三月七日的公告。

截至二零零五年十二月三十一日止年度，公司根據香港太古集團服務協議付予香港太古集團的服務費總計為港幣一千二百萬元，而港幣一千六百萬元費用已按成本支付。

f. 二零零六年起的持續關連交易
此外，公司及其非全資附屬公司廈門太古飛機工程公司於二零零五年十一月十日與國泰航空簽訂服務協議（「新協議」），由公司及廈門太古飛機工程公司提供服務予國泰航空的機隊。服務包括於香港國際機場及/或廈門提供外勤維修、基地維修、全面性存倉及物流支援、部件及航電大修、物料供應、工程服務及輔助服務。國泰航空於收到發票後三十天內以現金付款給港機工程/廈門太古飛機工程公司。新協議期限由二零零六年一月一日至二零零七年十二月三十一日。

30. Principal subsidiary and jointly controlled companies at 31st December 2005

30. 主要附屬公司及共控公司 於二零零五年十二月三十一日結算

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Issued share capital 已發行股本	Owned directly 直接擁有	Owned by subsidiary and jointly controlled companies 附屬公司及共控公司擁有	Attributable to the Group 集團佔有
Subsidiary companies: 附屬公司：						
South China Aero Technology Limited 華南航空技術有限公司	Hong Kong 香港	Aviation products trading 航空產品貿易	Share capital of HK$500,000 港幣500,000元股本	60%	–	60%
Taikoo (Xiamen) Aircraft Engineering Company Limited* 廈門太古飛機工程有限公司*	Xiamen 廈門	Aircraft overhaul and maintenance 飛機大修及維修服務	Registered capital of US$41,500,000 41,500,000美元註冊資本	54.6%	–	54.6%
Jointly controlled companies: 共控公司：						
EADS SOGERMA HAECO Services Company Limited	Hong Kong 香港	Aircraft component repair services 飛機部件修理服務	Share capital of HK$2,000,000 港幣2,000,000元股本	50%	–	50%
Goodrich Asia-Pacific Limited	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	Share capital of HK$9,200,000 港幣9,200,000元股本	49%	–	49%
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited* 廈門豪富太古宇航有限公司*	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	Registered capital of US$5,000,000 5,000,000美元註冊資本	–	35%	19.1%
Honeywell TAECO Aerospace (Xiamen) Company Limited* 廈門霍尼韋爾太古宇航有限公司*	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	Registered capital of US$5,000,000 5,000,000美元註冊資本	25%	10%	30.5%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul services 商用飛機引擎大修服務	Share capital of HK$200 港幣200元股本	45%	–	45%
IN-Services Asia Limited	Hong Kong 香港	Aircraft component trading and repair services 飛機部件貿易及修理服務	Share capital of HK$7,800,000 港幣7,800,000元股本	35%	–	35%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Trent engine overhaul services 特倫特引擎大修服務	Registered capital of US$54,000,000 54,000,000美元註冊資本	–	20%	9%
Taikoo (Shandong) Aircraft Engineering Company Limited* 山東太古飛機工程有限公司*	Shandong 山東	Heavy maintenance services for narrow-bodied aircraft 狹體飛機大型維修服務	Registered capital of RMB86,000,000 86,000,000人民幣註冊資本	20%	10%	25.5%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the result or assets of the Group.

董事局認為主要附屬公司及共控公司指對集團之業績及資產有重要影響的公司。

* Equity joint venture registered in Mainland China.

* 於中國內地註冊的合股式合資企業。

TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED – ABRIDGED FINANCIAL STATEMENTS
廈門太古飛機工程有限公司 – 財務報表節錄

To provide shareholders with information on the results and financial position of the Group's significant subsidiary company, Taikoo (Xiamen) Aircraft Engineering Company Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2005 and consolidated balance sheet at 31st December 2005.

為向股東提供集團重要附屬公司 — 廈門太古飛機工程有限公司的業績及財務狀況的資料，以下為該公司截至二零零五年十二月三十一日止年度經審核的綜合損益賬及於二零零五年十二月三十一日結算的綜合資產負債表摘要。

TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31st December 2005

廈門太古飛機工程有限公司
綜合損益賬
截至二零零五年十二月三十一日止年度

(in HK$ Million)	**2005**	2004	(港幣百萬元)
Turnover	**928**	782	營業總額
Operating expenses	**(727)**	(612)	營業開支
Operating profit	**201**	170	營業溢利
Net finance income	**4**	3	財務收入淨額
Share of after-tax results of jointly controlled companies	**15**	14	應佔共控公司除稅後業績
Profit before taxation	**220**	187	除稅前溢利
Taxation	**(18)**	(11)	稅項
Profit for the year	**202**	176	本年溢利
Dividend paid	**–**	55	已付股息

CONSOLIDATED BALANCE SHEET
at 31st December 2005

綜合資產負債表
二零零五年十二月三十一日結算

(in HK$ Million)	**2005**	2004	(港幣百萬元)
NET ASSETS			資產淨值
Non-current assets	**1,130**	873	非流動資產
Current assets	**348**	351	流動資產
	1,478	1,224	
Current liabilities	**(201)**	(143)	流動負債
	1,277	1,081	
TOTAL EQUITY	**1,277**	1,081	權益總額

CORPORATE INFORMATION | 公司資料

Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

香港飛機工程有限公司
(於香港註冊成立的有限公司)

Registered Office
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

註冊辦事處
香港金鐘道八十八號
太古廣場二期三十五樓

Auditors
PricewaterhouseCoopers

核數師
羅兵咸永道會計師事務所

Stock Code
The Stock Exchange of Hong Kong: 0044
Symbol for ADR Code: HKAEY
CUSIP Reference Number: 438569105

股票代號
香港聯合交易所：44
美國預託證券編號：HKAEY
CUSIP參考編號：438569105

Depositary
The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.
Tel: 1-888-BNY-ADRs (1-888-269-2377) (Toll free)
Fax: 1-212-571-3050
E-mail: ADR@bankofny.com
Website: http://www.adrbny.com

股票托管處
The Bank of New York
ADR Division
22nd Floor, 101 Barclay Street
New York, NY10286
U.S.A.
電話：1-888-BNY-ADRs (1-888-269-2377)
(美國境內免費電話)
傳真：1-212-571-3050
電郵：ADR@bankofny.com
網址：http://www.adrbny.com

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

主要往來銀行
香港上海匯豐銀行有限公司

Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Website: http://www.computershare.com.hk

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心四十六樓
網址：http://www.computershare.com.hk

Website
http://www.haeco.com

網址
http://www.haeco.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:
General Manager Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

查詢有關香港飛機工程有限公司之詳情，請聯絡：
香港飛機工程有限公司
公共事務總經理
香港金鐘道八十八號
太古廣場二期三十五樓
電話：(852) 2840-8098
傳真：(852) 2526-9365

SWIRE

www.haeco.com

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The Standard Friday, April 7, 2006



HAECO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0044)

NOTICE OF ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of Hong Kong Aircraft Engineering Company Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 9th May 2006 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2005 and:

1. to declare a final dividend;
2. to elect Directors; and
3. to reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. to authorise the Directors to make on-market repurchases of the Company's shares; and
5. to authorise the Directors to allot, issue and otherwise deal with the Company's shares.

By order of the Board
David Fu
Company Secretary

Hong Kong, 7th April 2006

Notes:

1. The Directors standing for election/re-election are P.K. Chan, J.R. Gibson, D.C.Y. Ho, L.K.K. Leong and A.N. Tyler.
2. **The register of shareholders will be closed from 2nd May 2006 to 9th May 2006, both dates inclusive.**
3. This is a summary of the full text of the Notice of the Annual General Meeting. The full text of the Notice is contained in a circular to shareholders giving further information about the business to be conducted at the Meeting. Copies of the circular, which will be sent to all registered shareholders with the 2005 Annual Report on 7th April 2006, may be obtained upon request from the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
4. The circular to shareholders and the 2005 Annual Report are also available on the Company's website: http://www.haeco.com.
5. As at the date of this notice, the Board of Directors comprises:
   Executive Directors: P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman
   Non-Executive Directors: D.M. Turnbull (Chairman), D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
   Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, L.K.K. Leong


SWIRE

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED (the "Company")

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0044)

HAECO

FORM OF PROXY for use at the ***Annual General Meeting*** on 9th May 2006

I/We ____

of ____

being a Member/Members of the Company, hereby appoint DAVID MUIR TURNBULL of Hong Kong or failing him CHAN PING KIT of Hong Kong or failing him Chairman of the meeting or *(Note 1)*

____

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 9th May 2006 at 2:30 p.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolutions as indicated:

	For *(Note 2)*	**Against** *(Note 2)*
1. To declare final dividend.		
2. (a) To re-elect CHAN Ping Kit as a Director.		
(b) To re-elect Davy HO Cho Ying as a Director.		
(c) To re-elect Antony Nigel TYLER as a Director.		
(d) To re-elect Lincoln LEONG Kwok Kuen as a Director.		
(e) To elect John Robert GIBSON as a Director.		
3. To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.		
4. To grant a general mandate for share repurchase.		
5. To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.		

Signature: ______________________ *(Notes 4 and 5)*

Date: ______________________ , 2006

Number of ordinary shares to which this proxy relates *(Note 3)*

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

香港飛機工程有限公司(「公司」)

(於香港註冊成立的有限公司)

(股票代號: **0044**)

港機工程

供二零零六年五月九日舉行股東週年大會使用之委任代表表格

本人/吾等 ______________________________

地址為 ______________________________

乃公司之股東，茲委任唐寶麟，如其不能出任，或陳炳傑(彼等皆為香港居民)，如其不能出任，或大會主席，或(附註1)

____

地址為 ______________________________

為本人/吾等之代表，代表本人/吾等出席於二零零六年五月九日(星期二)下午二時三十分在香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行之公司股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成(附註2)	反對(附註2)
1. 宣派末期股息。		
2. (a) 重選陳炳傑為董事。		
(b) 重選何祖英為董事。		
(c) 重選湯彥麟為董事。		
(d) 重選梁國權為董事。		
(e) 選舉紀必信為董事。		
3. 續聘羅兵咸永道會計師事務所為核數師並授權董事局釐定其酬金。		
4. 給予一般性授權購回股份。		
5. 給予一般性授權發行並出售公司新股。		

簽名：______________________________ (附註4及5)

日期：二零零六年 __________ 月 __________ 日

與本委任代表表格有關之普通股數目(附註3)

附註：

1. 如台端擬委任其他人士為代表 (代表毋須為公司股東)，則請將上文所列之名字刪除，並在空格中填寫所欲委任之人士之姓名及地址。
2. 請在決議案旁之空格以「✓」表明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有表明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就大會上提出之任何其他事項(包括對任何決議案所作之修訂)投票或放棄投票。
3. 請在已備之欄內填上與本委任代表表格有關之普通股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義（無論個人或與其他人士聯名）登記之全部公司普通股有關。
4. 如屬聯名股東，此表格應由於股東名冊上名列首位者簽署。
5. 如為一間公司，則須在此表格上加蓋公章，或由該公司經正式授權之行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少四十八小時送達香港皇后大道東一八三號合和中心四十六樓公司之股份登記處香港中央證券登記有限公司，方為有效。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，而在此情況下，此委任代表表格則作廢。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Aircraft Engineering Company Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES



HAECO

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0044)

7th April 2006

Directors:

Executive Directors

CHAN Ping Kit, *Deputy Chairman and Chief Executive Officer*

John Charles Godfrey BREMRIDGE, *Chief Operating Officer*

John Robert GIBSON

Mark HAYMAN

Non-Executive Directors

David Muir TURNBULL, *Chairman*

Derek George CRIDLAND

Davy HO Cho Ying

Peter Andre JOHANSEN

Antony Nigel TYLER

Independent Non-Executive Directors

Robert Ernest ADAMS

James Seymour DICKSON LEACH

Lincoln LEONG Kwok Kuen

Registered Office:

35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0044)

7th April 2006

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the Annual General Meeting ("AGM") for 2006 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 10th May 2005, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent. of the issued share capital of the Company as at 10th May 2005; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent. of the shares of the Company in issue at 10th May 2005, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules")) the nominal amount of any shares repurchased by the Company provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent. of the shares in issue at 10th May 2005.

4. Under the terms of the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the forthcoming AGM unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew these mandates and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

ELECTION / RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, P.K. Chan, Davy Ho, Tony Tyler and Lincoln Leong will retire at the forthcoming AGM and will offer themselves for re-election to serve for another term of three years in accordance with Article 93 of the Company's Articles of Association. In addition, J. Robert Gibson, having been appointed as a Director of the Company since the last AGM, will also retire and will offer himself for election pursuant to Article 91 of the Company's Articles of Association to serve for a term of three years. Lincoln Leong is an independent non-executive Director ("INED") and has fulfilled all the factors for assessing independence set out in Rule 3.13 of the Listing Rules. Separate resolutions will be proposed for the election / re-election of these Directors and their particulars and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Annual Report 2005 which accompanies this circular. Other than as

disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company. In accordance with the Company's Articles of Association, they will retire as Directors at the third AGM after election and will be eligible for re-election. Their emoluments are given in note 7 to the Accounts. Davy Ho and Tony Tyler, do not receive any emolument or Director's fee from the Company. Lincoln Leong is entitled to the Director's fee determined by the Board, currently fixed at the level of HK$100,000 per annum. With the exception of P.K. Chan and J. Robert Gibson, none of the Directors proposed for election / re-election has a service contract with the Company.

6. P.K. Chan's service contract with the Company has been extended on 31st October 2005 for a term of 3 years until 31st October 2008. J. Robert Gibson's service contract with the Company does not provide for a specified term. Both service contracts may be terminated by either party on six months' notice. Their remuneration package, particulars of which are also given in note 7 to the Accounts, was determined in accordance with the policy reviewed by the Remuneration Committee as described in the "Corporate Governance" section of the Annual Report 2005.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

7. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

   (i) the chairman of the meeting; or

   (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

   (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

   (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. Your Directors believe that the proposals described in this document are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the 2006 AGM.

Yours faithfully,
David TURNBULL
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Appendix to "Shares" means share(s) in the capital of the Company and includes, where the context so requires, shares of HK$1.00 each of the Company.

(a) Exercise of the General Mandate

It is proposed that up to 10 per cent. of the Shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 17th March 2006, the latest practicable date for determining such figure, the number of Shares in issue was 166,324,850. On the basis of this figure (and assuming no further Shares are issued or repurchased after 17th March 2006 and up to the date of passing such resolution), the Directors would be authorised to repurchase up to 16,632,485 Shares.

(b) Reasons for repurchases

The Directors believe that the ability to repurchase Shares is in the interests of the Company and its shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(c) Funding of repurchases

It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

(d) Effect of repurchases

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts for the year ended 31st December 2005) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels, which in the opinion of the Directors are from time to time appropriate for the Company.

(e) General

There are no Directors (to the best of the knowledge of the Directors, having made all reasonable enquiries) or any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchase pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Cathay Pacific Airways Limited ("CPA") of its present shareholding (amounting to approximately 27.45% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by CPA would increase to more than 30% and accordingly CPA may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

No Shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell Shares of the Company to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(f) Share Price

The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
March 2005	49.70	46.90
April 2005	50.50	46.90
May 2005	49.20	47.60
June 2005	51.00	48.60
July 2005	50.90	49.00
August 2005	66.00	50.60
September 2005	61.95	56.45
October 2005	59.00	56.35
November 2005	61.90	57.70
December 2005	61.40	58.70
January 2006	63.85	59.50
February 2006	64.10	61.30

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED, being the annual general meeting for 2006, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 9th May 2006 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2005 and:

1. To declare a final dividend.

2. To elect Directors.

3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

   (b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of shares in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company; and

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the shares in issue at the date of passing this Resolution) provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent. of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares thereof on the register on a fixed record date in proportion to their then holdings of such shares thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David FU
Company Secretary

Hong Kong, 7th April 2006

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

3. If approved, the final dividend is expected to be paid to shareholders on Friday, 19th May 2006.

4. The register of shareholders will be closed from 2nd May to 9th May 2006, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Friday, 28th April 2006.

5. The Directors retiring are P.K. Chan, Davy Ho, Tony Tyler, Lincoln Leong and J. Robert Gibson. Separate resolutions will be proposed for their election / re-election.

6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

此乃要件　請即處理

台端如對本文件有任何疑問，應諮詢台端之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

台端如已售出或轉讓名下所有香港飛機工程有限公司（「公司」）股份，應立即將本文件連同隨附之委任代表表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

股東週年大會通告
及
有關一般性授權
發行及購回股份
之建議



港機工程

香港飛機工程有限公司

(根據公司條例在香港註冊成立)

(股票代號：0044)

二零零六年四月七日

董事：

常務董事

陳炳傑，*副主席兼行政總裁*

彭勵志，*營運總裁*

紀必信

馬海文

非常務董事

唐寶麟，*主席*

梁德基

何祖英

容漢新

湯彥麟

獨立非常務董事

羅安達

李德信

梁國權

註冊辦事處：

香港金鐘道八十八號

太古廣場二座三十五樓

(根據公司條例在香港註冊成立)

(股票代號：**0044**)

敬啟者：

股東大會通告

1. 二零零六年度股東週年大會通告載於本通函第五至六頁。本通函隨附供該股東週年大會使用之委任代表表格。無論台端是否擬出席該股東週年大會，均請按照該表格上印行之指示填妥該表格，並於大會舉行時間不少於四十八小時前送達公司之股份登記處。

2. 股東將委任代表表格填妥並交回公司之股份登記處後，仍可親自出席股東週年大會，並可於表決時在會上投票，但在此情況下，該委任代表表格則作廢。

一般性授權

3. 於二零零五年五月十日舉行之公司股東週年大會已通過普通決議案，給予董事局一般性授權(i)進行場內股份購回(按股份購回守則之釋義)，購股量最多以公司於二零零五年五月十日已發行股本百分之十為限；及(ii)配發、發行及以其他方式處理股份，相等於(a)公司於二零零五年五月十日已發行股份之百分之二十，加(b)(按聯交所證券上市規則(「上市規則」)規定而以獨立普通決議案授權)公司購回之任何股份之面值，惟以全數收取現金之新股，不得超過二零零五年五月十日已發行股份之百分之五。

4. 根據公司條例及上市規則之條款，除非在即將舉行之股東週年大會上重新授權董事局，否則該等一般性授權在該大會結束時失效 。董事局將會提呈決議案 (決議案第4及5項) 重新作出該等授權，而按上市規則規定須送呈各股東有關建議購回股份決議案之說明函件，已載於本通函之附錄內。

選舉/重選董事

5. 就決議案第2項，陳炳傑、何祖英、湯彥麟及梁國權將根據公司之公司章程第93條，於即將舉行之股東週年大會上輪值告退，並願候選連任三年。此外，紀必信自上屆股東週年大會獲委任為公司董事，亦將根據公司之公司章程第91條告退，並願候選連任三年。梁國權為獨立非常務董事，符合上市規則第3.13條有關評估獨立性之所有因素。會上將以獨立決議案動議通過選舉/重選該等董事，其詳細資料及於公司持有之股份權益，於隨附本通函之《二零零五年報告書》「董事及要員」一章及「董事局報告」中提供。除於其內披露者外，彼等並無與公司任何董事、高層管理人員或大股東有關連。根據公司之公司章程，彼等在獲選為董事後，均須於第三屆股東週年大會上告退，並將合乎資格候選連任。其薪酬於賬目附註7列述。何祖英及湯彥麟並無收取公司任何酬金或董事袍金。梁國權有權收取由董事局釐定之董事袍金，現為每年港幣十萬元。除陳炳傑及紀必信外，建議選舉/重選之董事概無與公司訂立服務合約。

6. 陳炳傑與公司所訂之服務合約已於二零零五年十月三十一日延長三年，直至二零零八年十月三十一日。紀必信與公司所訂之服務合約並無訂明年期。兩份合約均可由任何一方給予六個月通知予以終止。彼等之薪酬福利亦詳載於賬目附註7，此等薪酬福利乃根據薪酬委員會審核之政策而釐定，有關政策載於《二零零五年報告書》「企業管治」一章中。

要求以投票方式表決之程序

7. 根據公司之公司章程，在任何股東大會上，每位親身出席之股東在舉手投票時可有一票，而每位親身出席或委派代表出席之股東在以投票方式表決時，每持有一股已繳足股款之股份可有一票。交由大會表決之決議案應以舉手投票方式表決，除非在宣佈舉手投票結果或宣佈撤回任何其他以投票方式表決之要求時或之前，正式提出以投票方式表決之要求。第72條規定，在符合公司條例之條文規定下，下列人士可要求以投票方式表決：

(i) 大會主席；或

(ii) 最少三位親身出席或委派代表出席，並有權在大會上投票之股東；或

(iii) 任何一位或多位親身出席或委派代出席之股東，並具總計不少於有權出席大會並在大會上投票之全體股東總投票權十分之一；或

(iv) 任何一位或多位親身出席或委派代表出席之股東，持有賦予權利可出席大會並在大會上投票之股份，其已繳足股款達到或不少於所有賦予此等權利之已繳足股份總值之十分之一。

9. 董事局相信本文件所述之建議合乎公司及其股東之利益，因此建議台端投票贊成將於二零零六年度股東週年大會上提呈之所有決議案。

此致

列位股東 台照

主席

唐寶麟

二零零六年四月七日

附 錄

以下為根據上市規則須就建議購回股份之一般性授權寄予股東之説明函件，並構成公司條例第**49BA**條所規定之備忘錄。本附錄內所述之「股份」指公司資本中之股份，並包括(如文意所指)公司每股面值港幣壹元之股份。

(a) **行使一般性授權**

現建議可購回公司股份，其數目最多以於一般性授權決議案通過當日已發行股份百分之十為限。於二零零六年三月十七日，即釐定該數目之最後實際可行日期，已發行股份之數目為**166,324,850**股。以該數目為基準(並假設在二零零六年三月十七日後及直至該決議案通過之日，並無再發行或購回股份)，董事局將獲授權購回最多**16,632,485**股股份。

(b) **購回股份原因**

董事局相信能購回股份乃符合公司及其股東之利益。

視乎情況而定 ，購回股份可提高資產淨值及/或每股盈利。董事局現尋求購回股份之一般性授權，使公司具有可在適當情況下購回股份之靈活性。個別情況下將予購回之股份數目，及購回該等股份之價格及其他條款，將於有關時間由董事局基於當時之情況而定。

(c) **購回股份之資金**

預期購回任何股份所需之資金將來自公司之可分配溢利。

(d) **購回股份之影響**

倘於建議購回期間內任何時間全面進行建議之股份回購，將可能對公司之營運資金或舉債情況(與其已公佈截至二零零五年十二月三十一日止年度之經審核賬目所披露之狀況比較)有重大之不利影響。然而，董事局不擬行使此一般性授權，以致對董事局認為不時適合公司之營運資金需求或舉債情況有重大不利影響之程度。

(e) **一般事項**

倘股東批准此一般性授權，各董事或(就其作出一切合理查詢後所知)其任何聯繫人士(按上市規則內之定義)，目前概無意將股份售予公司。

董事局已向聯交所作出承諾，將按照上市規則及香港法例根據一般性授權行使公司之購回股份權力。

倘公司購回股份而導致一位股東所持有之公司投票權比例增加，就香港公司收購及合併守則(「收購守則」)而言，該項增加將視作一項收購行動。因此，視乎所增加之股東權益比例而定，一位股東或一組一致行動之股東可能取得或鞏固公司之控股權，以致有責任遵照收購守則第**26**條作出強制要約。

董事局並無察覺倘其根據一般購回授權進行任何回購，將會產生收購守則所指之任何後果，但倘全面行使購回授權，而國泰航空有限公司(國泰航空)維持其現有之持股量（達公司已發行股本所附約百分之二十七點四五投票權），由國泰航空擁有之股本所佔有之投票權百分率將增加至逾百分之三十，在此情況下，國泰航空可能須就非由其擁有之公司全部已發行股份提出全面收購。然而，董事局目前無意行使購回授權至該程度，以致出現此情況。

公司於過去六個月內並無（於聯交所或其他地方）購回股份。

公司之關連人士(按上市規則內之定義)概無知會公司，倘股東批准一般性授權，其目前擬將公司之股份售予公司，同時該等人士亦無承諾，不會將該等股份售予公司。

(f) **股價**

公司之股份於之前十二個月每個月在聯交所買賣之最高價及最低價如下：

	最高價(港元)	最低價(港元)
二零零五年三月	**49.70**	**46.90**
二零零五年四月	**50.50**	**46.90**
二零零五年五月	**49.20**	**47.60**
二零零五年六月	**51.00**	**48.60**
二零零五年七月	**50.90**	**49.00**
二零零五年八月	**66.00**	**50.60**
二零零五年九月	**61.95**	**56.45**
二零零五年十月	**59.00**	**56.35**
二零零五年十一月	**61.90**	**57.70**
二零零五年十二月	**61.40**	**58.70**
二零零六年一月	**63.85**	**59.50**
二零零六年二月	**64.10**	**61.30**

香港飛機工程有限公司

股東週年大會通告

香港飛機工程有限公司訂於二零零六年五月九日(星期二)下午二時三十分假座香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行股東常會，即二零零六年度股東週年大會，以省覽董事局報告及截至二零零五年十二月三十一日止年度之經審核賬目，並：

1. 宣派末期股息。

2. 選舉董事。

3. 續聘核數師及授權董事局釐定其酬金。

作為特別事項，考慮並酌情通過下列普通決議案：

4. 動議：

   (a) 在須受(b)段之限制下，批准董事局於有關期間內行使公司進行場內股份購回(按股份購回守則之釋義)之所有權力；

   (b) 依據上文(a)段之批准可購回之公司股份面值總額，不得超過於本決議案通過當日，公司已發行之股份面值總額百分之十；及

   (c) 就本決議案而言：

   「有關期間」指由本決議案通過之日起至下列三者最早者為止之期間：

   (i) 公司下次股東週年大會結束時；及

   (ii) 依照法例之規定，公司下次股東週年大會須予舉行之期限屆滿之時；及

   (iii) 於股東週年大會上通過普通決議案，撤銷或更改本決議案所授予之權力時；及

   「股份」包括具有股份認購或購買權之證券。

5. 動議：

   (a) 在須受(b)段之限制下，批准董事局於有關期間內行使公司所有權力，以配發、發行及處理額外股份，並訂立或發出於有關期間內或完結後將會或可能行使此等權力之要約、協議及認購權；

   (b) 董事局依據(a)段之批准配發或有條件或無條件同意配發 (不論其為依據認購權或其他形式配發)之股份面值總額，不包括 (i)因供股或 (ii)任何以配發股份代替公司全部或部份股息之以股代息或其他類似安排發之股份，不得超過 (aa)本決議案獲通過當日已發行

股份面值總額百分之二十 ，另加 (bb) (倘董事局根據公司股東一項獨立之普通決議案獲得授權)公司於本決議案獲通過後所購回之任何股份面值總額(最多以本決議案獲通過當日已發行之股份面值總額百分之十為限) ，但根據本決議案按此方式配發(或按此方式有條件或無條件同意配發)全數 收取現金之股份，其面值總額不得超過本決議案通過當日已發行之股份面值總額之百分之五；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者最早者為止之期間：

(i) 公司下次股東週年大會結束時；及

(ii) 依照法例之規定，公司下次股東週年大會須予舉行之期限屆滿之時；及

(iii) 於股東大會上通過普通決議案，撤銷或更改本決議案所授予之權力時；及

「供股」指依照指定之記錄日期，向當日之股東名冊上所載之股份之持有人，按彼等當時持有該等股份之比例提出供股要約 (惟在涉及零碎配額，或涉及受香港以外地區之法律或任何認可規管機構或任何證券交易所所規定之限制或責任影響時，董事局可以其認為必要或屬權宜之形式，將該等配額予以撤銷或另作安排)。

承董事局命
公司秘書
傅溢鴻

香港，二零零六年四月七日

附註：

1. 有權出席上述通告所召開之會議及在會上投票之任何股東，可委任一位或以上之代表出席，並於投票表決時代其投票。代表毋須為公司股東。

2. 委任代表表格必須在本會議召開時間不少於四十八小時前送達公司之股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。

3. 如獲通過，預期末期股息將於二零零六年五月十九日（星期五）派發予股東。

4. 股票過戶手續將於二零零六年五月二日至五月九日（包括首尾兩天）暫停辦理。凡擬收取末期股息者，務請於二零零六年四月二十八日（星期五）下午四時或之前，將所有過戶文件送達公司之股份登記處香港中央證券登記有限公司辦理過戶手續，地址為香港皇后大道東一八三號合和中心十七樓。

5. 今年告退之董事為陳炳傑、何祖英、湯彥麟、梁國權及紀必信，將以獨立決議案動議通過選舉/重選該等董事。

6. 主席擬指示本通告所開列之每一項決議案均以投票方式表決。